02055385

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin plc

*CURRENT ADDRESS 4 Grosvenor Place. London SW1X 7YL United Kingdom

**FORMER NAME

PROCESSED NOV 04 2002 P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 191 FISCAL YEAR 9/30/98

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 10/23/02

LONMIN



Lonrho Plc
Report and accounts 1998

Contents



Cover image: Detail of a piece of platinum.

Chairman's statement



Lonrho has made an excellent start in its first year as a focused mining group. While profits from gold and coal were depressed in line with other major producers because of poor prices on the world commodity markets, your Company's platinum group metals mining operation reported an outstanding result. The integration of our coal activities by the combination of the newly acquired Tavistock operation in Duiker has proceeded in line with our expectations.

The strong improvement in profit and earnings per share of your Company for the year ended 30 September 1998 were especially pleasing in a period which was characterised by a generally turbulent financial climate and specifically, stagnant markets for coal and gold. Share prices for companies in the mining and extractive industries sector have remained depressed, but your Board, which is committed to the enhancement of shareholder value, believes that even in this environment, your Company's share price does not adequately reflect the organic growth in earnings or the underlying value of the quality mining assets which we possess.

There are two major reasons for the reluctance the financial markets have shown in recognising the real value of your Company. The first is historic and your Board would expect that the reassurance provided by these figures plus the evidence of our continued progress will provide an effective remedy to the uncertainty which surrounded the sprawling conglomerate which Lonrho was a year ago. The second reason, the fact that we do not have full ownership of our principal assets and the cash flows, or in the case of Ashanti, management control, has the effect that the market places an "investment trust" discount on the true value of the assets and does not place a fair multiple on the earnings. To eliminate this discount and thus achieve a proper valuation of our shares, it is clear to us that further restructuring will have to be undertaken. Satisfactory solutions will depend in part on the agreement of third parties, including minority shareholders, regulators and Governments and will be complicated. Your Company is also, for the first time, in a position where it has a number of alternatives, which can be assessed on the basis of value and opportunity. I should emphasise that your Board will not be deterred from the pursuit of enhanced share value, however radical the programme of change required. In the meantime, we have confidence in our ability to continue to deliver earnings growth.

Shareholders will appreciate that mining companies normally adopt a more conservative dividend policy than conglomerates in the light of the greater amounts associated with capital expenditure and exploration costs in the mining industry. We will take these considerations into account in formulating an appropriate dividend policy at the time of the announcement of our interim results.

Following through on the commitment made at the time of the demerger of Lonrho Africa from the Group in May 1998, we shall be putting to shareholders, at the forthcoming Annual General Meeting, a proposal to change the name of the Company to Lonmin Plc. This will more closely align the Company's name with its focus on mining and remove any residual confusion in the financial markets and institutions between your Company and Lonrho Africa.

It was with sadness that the Board noted the recent death of Mr R W ("Tiny") Rowland whose contribution to the creation and development of the Company was immeasurable. As a substantial private shareholder, he remained, up to the time of his death, interested in the Group's affairs, (and was a vocal, if not always a supportive commentator on our progress). We will miss him.

Our ability to make the substantial advances that we have reported, both in restructuring the Group and developing its continuing operations, has been based on the hard work, commitment and determination of all our employees, including those who worked for the businesses we sold or demerged, or who left the Group as our Head Office contracted. To all the people who work or worked for your Company, on behalf of all the Board, I give my thanks and appreciation.

Finally I welcome Sir Alastair Morton to the Board and express my gratitude to Sir John Leahy and Stephen Walls for their valuable contributions during their respective tenures of office.

Sir John Craven
Chairman
22 January 1999

The Group has completed its transformation during the year into a focused mining company, with the demerger of Lonrho Africa and the disposal of other non-mining assets. The process of growth has begun with the purchase by Duiker of the Tavistock group, creating a world class coal operation. Future development, based on organic growth and the exploitation of corporate opportunities, is being actively pursued.

Key Events

October 1997
Disposal of Cramlington Textiles for a nominal sum to eliminate a significant loss-making operation.

December 1997
Disposal of The Dutton-Forshaw Motor Group resulting in a reduction of £113 million in the Group indebtedness.

April 1998
Buyback of 167 million shares for £196 million including costs to remove the uncertainty regarding the future ownership of the Company's shares.

Purchase of Tavistock Collieries for £136 million by Duiker Mining to create a world class coal mining operation in South Africa.

May 1998
Demerger of the African trading business of the Group as Lonrho Africa.

August 1998
Sale of Princess Hotels Group resulting in a reduction of £324 million in Group indebtedness.

September 1998
Sale of the ranching interests in Zimbabwe with the Group increasing its holding in Corsyn Consolidated Mines to 100%.

October 1998
Sale of Sunley Turriff.



The platinum operations in South Africa comprise a 73% beneficial interest in and management of the third largest platinum producer in the world. Western Platinum and Eastern Platinum own and operate three mining units, a smelter complex, a base metal refinery and a precious metal refinery. Annual production of 1.2 million ounces of platinum group metals are extracted from the mining lease area which covers a strike length of some 27 kilometres of the Merensky and UG2 reefs.

Turnover – £212m
Operating profit – £69m
Capital employed – £324m



Coal

The coal operations comprise a 68% beneficial interest in and management of Duiker Mining which is one of South Africa's major coal producers. During 1998 the Duiker group doubled in size with the acquisition of Tavistock Collieries and now has an annualised production capacity in excess of 20 million tons of coal. Duiker has entitlement to export 13 million tons of its production through the Richards Bay Coal Terminal representing 20% of the capacity of one of the world's major coal export facilities.

Turnover – £176m
Operating profit – £27m
Capital employed – £213m



The gold operations comprise a 33% interest in Ashanti Goldfields Corporation in Ghana, arguably the finest pan-African gold grouping, which produced 1.4 million ounces in the year to 30 September 1998 and a 100% interest in nine mines in Zimbabwe which produced 188,000 ounces in 1998.

Turnover – £131m
Operating profit – £19m
Capital employed – £117m



The final step in Lonrho's transition from a diversified trading and industrial conglomerate to a focused mining company was marked by the successful sale of Princess Hotels to Canadian Pacific in August last year. We now have the powerful combination of a strong balance sheet and first class assets generating good earnings. In spite of extensive corporate restructuring throughout the period, our continuing operations performed well. In particular, our platinum group metal operations reported excellent progress with an increase in operating profit from £32 million in 1997 to £69 million in 1998.

The sale of Princess Hotels followed lengthy and complicated negotiations, but our patience was rewarded by a price of US$540 million, which exceeded market predictions and yielded an exceptional profit of £65 million. Since the completion of the sale, the market for hotel property has deteriorated considerably.

The scale of the reorganisation programme completed in the last year is significant by any standard. An appreciation of what was achieved can best be gained by recalling the discontinued activities which shows 37 companies being successfully sold or, in the case of Lonrho Africa, demerged. Some of the companies sold were in difficult market sectors, some required radical change but for the many good businesses, we realised appropriate premiums. Although not directly connected with the restructuring the decision to make a provision of £69 million against our investment in Hondo Oil and Gas, announced with our interim results, was a disappointing conclusion to an historic investment that at one time held considerable promise.

Alongside the disposal programme, we completed our first substantial acquisition for many years with the purchase of the Tavistock coal mines. In a simultaneous transaction, the uncertainty surrounding the Anglo American stake in Lonrho was removed through the buyback and cancellation of 167 million shares. Subsequently we rationalised our Zimbabwean activities and achieved 100 per cent ownership and control of the Corsyn mines which, together with the already wholly owned and managed Independence mines, represent annual gold production of almost 190,000 ounces.

It is a tremendous credit to our operational management that they have produced excellent results during a period of such intense corporate activity. Operating profits from Lonrho's mining operations recorded a 53 per cent increase to £115 million. That figure includes the best ever performance from the platinum division which more than doubled its profits from the previous year. Record production of 1.2 million ounces of platinum group metals, together with higher metal prices and cost savings enhanced by the devaluation of the South African Rand, combined to produce this outstanding result.

Coal mines across the world were affected last year by a downturn in prices precipitated by the financial crisis in the Far East. In spite of these testing market conditions, Duiker showed its strength by reporting profits for the year slightly ahead of both market expectations and the forecasts provided to our shareholders at the time of the Tavistock acquisition.

The effects of management action to reduce operating costs, an increased level of production, and a devaluing local currency, enabled our Zimbabwean gold mines to record an operating profit of £2 million compared to a loss of £3 million last year. A most encouraging improvement, particularly in the context of the low gold price, which prevailed throughout the year.

Production at Ashanti increased by 25 per cent to 1.38 million ounces and cash operating costs improved from US$265 to US$224 per ounce. The Group's share of Ashanti's operating profits were slightly up in sterling terms, which when combined with a substantial reduction in interest costs, resulted in a 30 per cent increase in profit before tax and exceptional items to £13 million. Ashanti reduced its dividend payout ratio in line with other major world gold producers with the result that our dividend was £4 million compared with £5 million in 1997. Ashanti continues to invest for the future.

Overall, Lonrho made a profit before tax and exceptional items of £110 million compared with £99 million in 1997. This improvement is even more impressive when one takes into account the fact that these figures are calculated after the inclusion of £21 million of profits from discontinued operations in 1998 compared with £57 million in 1997. The improvement in performance is highlighted by the dramatic increase in earnings before exceptional items of 70 per cent to 41.5 pence per share for 1998. After the sale of Princess, our balance sheet is in excellent shape. Tax and other liabilities arising from discontinued activities are fully reflected in Lonrho's 1998 profit and loss account but fall outside the financial year for the purpose of calculating borrowings. Taking prudent account of the effects of these liabilities would raise the gearing of the mining group to a level of 26 per cent which is entirely comfortable for a company operating in this sector.

The outlook for the company as a focused mining group is encouraging. Demand for platinum group metals remains strong, reflected in the stable price for platinum and the increases in associated metals, in particular rhodium and palladium. We will undertake further expansion of the Platinum Division in the current year which will reinforce the advantages that have traditionally identified us as a low cost producer. Our Zimbabwean gold operations have proved that they are not only maintainable at current low prices but also capable of further efficiencies and improvement. Ashanti remains one of the world's leading gold producers. Their expansion at Geita in Tanzania as a result of the Samax Gold acquisition adds a new and significant dimension to the potential value of our 33 per cent interest in the Company.

In conclusion, your company is now well placed to develop and deliver value to shareholders through a combination of organic growth and corporate activity. In this respect the resolution of the complex relationship with our minority shareholders in platinum remains high on our list of priorities. Establishing the Group on a wider geographic basis with the accent on developing our precious metals business remains our objective in the longer term.

Nicholas Morrell
Chief Executive
22 January 1999

Platinum / Western Platinum, Karee, Eastern Platinum, Western Platinum Refinery



Our platinum operations had what can only be described as a remarkable year. As expected in 1997, market conditions provided upward pressure on the value of the basket of metals produced. This, coupled with an increase in the volume of platinum group metals (pgm's) produced, the containment of unit costs below inflation and a significant weakening of the South African Rand, resulted in a doubling of operating profits to £69 million and a 275 per cent increase in profit before tax – from £16 million in 1997 to £60 million in 1998.

These results strengthened the balance sheet with a reduction in net borrowings from £36 million in 1997 to £5 million in 1998 including the repayment in full of shareholder loans.

Dividend payments recommenced and £16 million was paid in October for the 1998 year.

An encouraging market

In our report last year we stated that the market outlook for pgm's was encouraging and that for the first time in six years we could expect our revenues to be positively affected. This proved to be the case and overall the market performed as expected, although the average price of platinum was a disappointment, falling by nearly 2 per cent, year on year, from $384 to $377 per ounce. This was more than offset by an increase of 66 per cent in the price of palladium from $157 to $261 per ounce and a rise of over 100 per cent in the rhodium price from $247 to $517 per ounce.

We remain of the view that the outlook for pgm's is positive. There may well be a correction in the palladium price but there is every reason to expect upward pressure on both platinum and rhodium prices. However, the erratic nature of supplies from Russia can still influence pgm prices.

Platinum group metals production
million ounces


98
1.19
97
1.15

Operating margin
percentage


98
32.5
97
15.6

Average platinum price
dollars per ounce


98
377
97
384

Average palladium price
dollars per ounce


98
261
97
157

Average rhodium price
dollars per ounce


98
517
97
247

Financial Highlights	1998 £m	1997 £m
Profit and loss account		
Turnover	212	205
Operating profit	69	32
Net interest	(9)	(16)
Profit before taxation	60	16
Taxation	(4)	
Profit after taxation	56	16
Minority interests	(15)	(4)
Profit for the year	41	12
Balance sheet		
Tangible assets	322	412
Working capital	4	(4)
Net borrowings	(5)	(36)
Provisions	(2)	
	319	372
Equity interests	233	277
Minority interests	86	95
	319	372
Capital employed	324	408

The platinum operations milled 9.2 million tons in 1998.





Improved production

During the year, milled throughput increased by 1.2 per cent to 9.2 million tons, and the overall yield increased from 4.21 grammes per ton in 1997 to 4.24 grammes per ton in 1998. Output of pgm's in matte increased by 1.9 per cent to 38,961 kilogrammes. This resulted in an increase of 3.5 per cent in the overall production of pgm's from 1.15 million ounces in 1997 to 1.19 million ounces in 1998.

A further increase in production is forecast during 1999, as a result of increased milling and improved concentrator recoveries.

Reduced costs

Unit working costs decreased by 20 per cent in sterling terms from £3,646 to £2,919 per kilogramme of pgm's in matte as a result of below inflation increases in Rand terms and the effect of the devaluation of the Rand.

An effective strategy

The division has systematically increased production for the past 18 consecutive years. Our strategy calls for this to continue by:

- the provision of adequate developed reserves
- optimising the use of our existing infrastructure
- improved technology, mainly in the concentrators
- head grade management
- improving the skills and productivity of the workforce by training and development

The strategy is designed to achieve an output of 700,000 ounces of platinum by 2001 compared with the 627,000 ounces achieved in 1998. Capital expenditure of £90 million over the next three years has been approved to achieve these strategic objectives.

Increased mineral reserves and resources

The proven and probable reserves for the platinum operations have increased from 61.2 million ounces in 1997 to 64.1 million ounces of pgm's and gold at 30 September 1998. These reserves are reported as 'in situ' or 'contained' reserves, estimated according to the guidelines approved by the Institute of Mining and Metallurgy in the UK.

Over the next 20 years, the weighted average depth of mining will gradually increase from the current 350 metres to approximately 600 metres. However, major changes in mining methods are not envisaged and we will continue to mine at levels significantly shallower than most of our competitors. To continue reducing overheads and to contain our costs, mining in the future will tend to be concentrated in fewer shafts.

Top left. Base metal refinery.

Top right. The Rowland Shaft complex at Western Platinum.

Bottom right. The platinum refinery has the capacity to produce 800,000 ounces of platinum per annum.



Mineral rights

The South African Government recently published a white paper on Minerals and Mining Policy. It contemplates introducing the 'use it and keep it' principle to discourage the unproductive holding of mineral rights. We do not believe that we will be affected because any unmined areas are contiguous to our current mining operations and so should be considered simply as replacement reserves.

Developing our human resources

We are committed to train and develop our employees, at all levels, in order to consolidate our global competitiveness. Our efforts are built on three pillars:

- The major emphasis is on adult basic education and life skills training which will create the platform for further development.
- The establishment of a common work ethic, where people at all levels and functions see themselves as part of a team, sharing common values and objectives.
- The development of the technical ability of all employees.

To achieve these aims, a substantial budget for training and development has been allocated.

In addition to these initiatives, we are committed to the Government's training and development plans. We actively support the recently promulgated Employment Equity Act, as well as the forthcoming Skills Development Bill. Although both of these pieces of legislation will present the group with new challenges, they will largely emphasise a process which we have been following for some years.



Improving health and safety

Whilst our goal of zero fatalities was not achieved which we most regret, there was a reduction in fatal accidents from 11 to 7 in 1998 and the following significant safety achievements were recorded:

- WPL North mine achieved 1.7 million underground fatality free shifts
- Karee mine achieved 1.5 million underground fatality free shifts
- WPL South mine achieved 500,000 fatality free shifts
- WPL North mine achieved 1,200 surface casualty free days
- The Base Metal Refinery achieved 933 surface casualty free days
- The Central Assay Laboratory achieved 28 years reportable accident free

A Health and Safety Agreement was successfully negotiated with employee representatives and was signed during March 1998. In addition, risk management programmes were implemented that will provide a healthy and safe environment for all employees.

Coal / Tweefontein Collieries, iMpunzi Collieries, Mpumalanga Collieries, Kwazulu Mines, Ingwe Managed Interests.



Duiker's export entitlement after the acquisition of Tavistock is now 13 million tons per annum.

Duiker's performance for the year was satisfactory, given that the Group experienced one of its most challenging years, absorbing and digesting the Tavistock group and, on the other hand, coming to grips with some of the toughest trading conditions that have been seen in recent history in coal markets both at home and abroad.

Operating profit was £27 million compared with £30 million for 1997. However, the interest effect of the acquisition of Tavistock, coupled with the difficult trading conditions resulted in a profit before tax of £23 million, compared with £34 million in 1997.

Factors which have had a significant impact on the trading environment included the ever deepening Asian financial crisis, the devaluation of the Rand, the increase in interest rates to unprecedented levels and the abnormally warm 1998 winter in South Africa, which resulted in poor inland sales.

Remedial steps taken in the face of these developments include:

- actively seeking alternative markets in order to limit our exposure to the Far East
- using the export capacity of the Group to the full so as to maximise the benefits of the weaker exchange rate and so benefit from the higher margins on export sales
- focusing inland sales on a higher value, more stable customer base
- continuously pursuing cost saving and productivity measures
- curtailing cash outflows, working capital requirements and capital expenditure in order to reduce net borrowings and minimise financing costs.

The acquisition of Tavistock Collieries has exceeded expectations. It has performed in line with the information contained in the March 1998 circular to shareholders.

The integration of the two operations is being implemented systematically and the synergies are already yielding benefits, with the promise of a great deal more to come. As part of the restructuring, certain unprofitable operations of the enlarged group are being suspended, closed or sold.



Atcom opencast pit.

Bituminous coal sales export
million tons


98
8.7
97
4.2

Bituminous coal sales inland
million tons


98
4.2
97
5.0

Financial Highlights	1998 £m	1997 £m
Profit and loss account		
Turnover	176	143
Operating profit	27	30
Net interest	(4)	4
Profit before taxation	23	34
Taxation	(8)	(10)
Profit after taxation	15	24
Minority interests	(5)	(9)
Profit for the year	10	15
Balance sheet		
Tangible assets	207	72
Associate	15	
Other investments	6	1
	228	73
Working capital	4	(12)
Net borrowings	(55)	17
Provisions	(19)	
	158	78
Equity interests	107	48
Minority interests	51	30
	158	78
Capital employed	213	61

Coal / continued

Top right Open-pit coal screening

Bottom right Continuous miner operation

Bottom left Duiker produces 13.5 million tons of coal per annum

Increased sales

Overall, sales of bituminous coal and anthracite for the year were 13.5 million tons, compared with 9.7 million tons in 1997, reflecting the inclusion of the Tavistock group.

Exports

Boosted by the contribution from Tavistock, bituminous coal exports more than doubled from 4.2 million to 8.7 million tons allowing the full utilisation of the increased entitlement at Richard's Bay Coal Terminal (RBCT). However, a slowdown in world economic growth, coupled with increases in coal supplies and greater competition, resulted in price reductions in US$ of around 20 per cent.

Anthracite exports were almost 50 per cent higher at 442,000 tons, while export prices were 6 per cent up.

Inland sales

Our inland bituminous coal sales amounted to 3.4 million tons plus 805,000 tons to Eskom, the power utility, from our Douglas-Tavistock associate. In the previous year, inland bituminous sales were 5.0 million tons, 2.3 million tons of which represented supply contracts to Eskom and Sasol, which were not repeated in 1998.

Competition in the inland market was intense during the year and, as a result, no material price increases were realised and margins were reduced.

Our inland anthracite sales for the year amounted to 185,000 tons being 21 per cent lower than in 1997. Prices increased by 5 per cent on average, and the unit cost of production reduced by 11 per cent.

Better prospects in 1999

Exports

Although spot prices for internationally traded steam coal are likely to remain weak in the short term, we believe that they will start firming towards the end of 1999. With the Tavistock operations now largely integrated into the Group, and with the resulting increase in the RBCT entitlement, Duiker is now well positioned to take advantage of exciting possibilities in the export market and will be less dependent on local, commercially traded coal.

Prospects of enhancing export volumes by way of the Maputo Corridor have been investigated and look promising. If the harbour could be adequately dredged to accommodate larger vessels, Maputo has the potential to become a significant coal export terminal with an annual throughput of at least 5 million tons. This would present major opportunities to our coal mines in Mpumalanga.





Inland sales
The inland market remains soft with reduced demand from ageing municipal power stations. These stations continue to buy electricity more cheaply from Eskom than the cost of generating it themselves. Eskom has withdrawn from the spot market as its own, tied collieries are meeting all its needs.

On the positive side, there are opportunities to supply coal, both in the short and long term, to the synthetic fuel industry.

Capital expenditure
The budget for 1999 is £20 million for the continued development of the mines. The level of capital expenditure is in line with the strategy of paying down the debt as soon as possible.

Human resources
There was an improvement in productivity at the bituminous coal mining operations. This, combined with a higher proportion of opencast mining operations following the Tavistock acquisition, resulted in tonnage mined per employee for the year increasing by 20 per cent from 2,591 tons to 3,111 tons (excluding production by contractors). The Mpumalanga mines reflected the sharpest increase in productivity for the year, and efforts are being made to ensure that similar improvements are achieved in the other divisions in the future.

The new and pending labour legislation in South Africa will provide an important challenge during the year. Although committed to the Government's human resource and skills development planning, there is no doubt that it will introduce certain new pressures. The requirements of the Employment Equity Act and the proposed Skills Development Bill, together with the provisions of the revised Basic Conditions of Employment Bill will clearly have a negative effect on costs.



Safety
We regret that two fatalities were recorded during the year. However, the following safety records were achieved:
- Klipwal Gold Mine One million fatality free man shifts
- Waterpan Colliery 3,000 fatality free production shifts
- ATCOM 3,000 fatality free production shifts
- Boschmans Colliery 2,000 fatality free production shifts
- Strathrae Colliery 2,000 fatality free production shifts

T A Wilkinson
Chief Operating Officer
22 January 1999

Gold / Ashanti Goldfields: Ayanfuri Mine, Freda-Rebecca Mine, Iduapriem Mine, Obuasi Mine.

Ashanti /
Gold production
ounces


98
1,380,456
97
1,101,191

Ashanti /
Gold price achieved
dollars per ounce


98
400
97
450

In the course of the last twelve months, Ashanti has reduced its US$ cash operating costs by 19 per cent. This has been achieved mainly through sustained productivity improvements at Obuasi and the successful development of the new cost efficient projects at Bibiani and Siguiri.

Ashanti expects that its 1998 gold production for the year to 31 December will have reached 1.5 million ounces at a cash operating cost of US$222 per ounce.

Ashanti's Ghanaian mines are receiving all their power requirements with full back up capacity in place. Ten diesel generators, capable of producing 14 megawatts of electricity, have now been commissioned.

The forecast cash operating cost for the full year reflects a recently announced increase in the industrial power tariff which came into effect in September.

The Siguiri mine in Guinea, currently Ashanti's lowest cost mine, is being expanded. Design and contract work has commenced for the US$27 million Siguiri expansion, which should double annual tonnage to 8 million tons per annum (mtpa) and increase gold production capacity to 250,000 ounces per year by the end of 1999. This forms part of a plan to enhance, further, Ashanti's cost competitiveness, which will also involve the closure of the high cost Iduapriem mine at the end of 1999.

Exploration at Ashanti's Geita property in north west Tanzania has generated gold resources of 3.7 million ounces. Ashanti has acquired Samax Gold Inc, which owns the adjacent Geita-Kukaluma property. It expects to realise significant synergies from the combined development of the Geita properties, with first gold production expected in late 2000. Samax also owns a 50 per cent interest in the Golden Pride mine in Tanzania, managed by Resolute Limited of Australia. This mine is expected to produce about 180,000 ounces per annum at a cash operating cost averaging about US$200 per ounce over the life of the mine.

In addition Samax holds gold exploration properties in Ghana, Congo-Brazzaville, Senegal and Tanzania, which complement Ashanti's exploration portfolio.

The feasibility study on Geita for a 2 mtpa operation was completed in the September quarter. It has also been decided to carry out feasibility work on a 4 mtpa plant, which is scheduled for completion in the March quarter of 1999. Project construction is anticipated to begin in 1999, with first production expected in the second half of 2000.



Gold, in its original state from Ashanti's Obuasi Mine.



Two thirds of Ashanti's underground production at Obuasi is now by mechanised methods.

Financial Highlights	Lonrho share Ashanti	1998 Zimbabwe	Total	Lonrho share Ashanti	1997 Zimbabwe	Total
Profit and loss account	£m	£m	£m	£m	£m	£m
Turnover	112	19	131	107	35	142
Operating profit	17	2	19	16	(3)	13
Exceptional items	(6)		(6)		(2)	(2)
Net interest	(4)	(2)	(6)	(6)	(3)	(9)
Profit before taxation	7		7	10	(8)	2
Taxation						
Profit after taxation	7		7	10	(8)	2
Minority interests						
Profit for the year	7		7	10	(8)	2
Balance sheet						
Tangible assets		13	13		22	22
Associate	104		104	127		127
	104	13	117	127	22	149
Working capital					(3)	(3)
Net borrowings		(5)	(5)		(11)	(11)
Provisions						
	104	8	112	127	8	135
Equity interests	104	8	112	127	8	135
Minority interests						
	104	8	112	127	8	135
Capital employed	104	13	117	127	19	146

Gold / continued



Kwesi Renner Shaft (formerly known as Stonewall shaft) at Obuasi was commissioned at the end of July, and will provide, at full capacity, an additional one million tons per year of hoisting capacity at the south end of the mine. Hoisting is now taking place on a two shift per day basis while work is on-going for final commissioning of the automatic loading and hoisting system on the day shift.

Production at the new Bibiani and Siguiri mines amounted to 96,342 ounces and 135,050 ounces respectively for the nine months to 30 September 1998. Cash operating costs at these mines amounted to US$177 per ounce and US$161 per ounce respectively.

Ashanti continues to focus on projects in the vicinity of its current and future operations. A large number of projects are being assessed, which are becoming available, especially from junior mining companies.

Lonrho's share of the operating profits of Ashanti for 1998 has increased by £1 million to £17 million. The Group's share of interest costs has also reduced by £2 million resulting in growth in profits before tax of £3 million to £13 million. Ashanti has provided US$30 million for the closure of the high cost Iduapriem mine, of which Lonrho's share of £6 million is charged as an exceptional item in the accounts.

Lonrho has received dividends from Ashanti in 1998 of £4 million.

Ashanti's forward sale and put option contracts at 30 September 1998 totalled 7.6 million ounces at an average price of US$391 per ounce. This should ensure a realised gold price of approximately US$375 per ounce in 1999. For 2000 and 2001 over 60 per cent of projected gold production is hedged at an average price of over US$380 per ounce.

The realised average gold price for the nine months to 30 September 1998 amounted to US$386 per ounce, compared to cash operating costs of US$222 per ounce.

Ashanti had net borrowings at 30 September 1998 of US$398 million, an increase of US$90 million in the year, which reflects the project financing of Bibiani and Siguiri, which are expected to be retired rapidly over the next three years. Net gearing was equivalent to 76 per cent and, excluding goodwill written off in the previous years, net gearing was 39 per cent.

In December 1998 Ashanti prepaid US$93 million of project financing by realising US$56 million from forward sale and put option gold contracts and US$37 million from cash generated by the Bibiani and Siguiri mines during their first nine months of gold production.

Top left: Sub-vertical shaft in Obuasi.

Top right: Processed gold from Ashanti.

Bottom right: Open-pit operations in Obuasi.



S E Jonah
Chief Executive
Ashanti Goldfields Company Ltd
22 January 1999

Zimbabwe mining / Anzac, Arcturus, Athens, How, Mazowe, Muriel, Redwing, Shamva,Tiger Reef.



Our mines in Zimbabwe recorded an increase in production from 177,000 ounces in 1997 to 188,000 ounces in 1998. This was achieved through technical improvements in both the mining and processing operations and despite discontinuing underground operations at Anzac and Athens, and short-term operational problems at the How mine.

The average gold price realised fell from US$345 per ounce in 1997 to US$291 per ounce in 1998; the constraints on hedging in Zimbabwe resulted in our total exposure to the volatility of the spot gold price. However, operational efficiencies arising from rationalisation and the continuous improvement programme, combined with the short term beneficial effect of the devaluation of the Zimbabwe dollar, enabled a reduction in the average cash cost of production from US$345 per ounce in 1997 to US$220 per ounce in 1998.

Zimbabwe /
Gold production
ounces


98
188,000
97
177,000

Zimbabwe /
Gold price achieved
dollars per ounce


98
291
97
345

A profitable year

Overall, the operations achieved an operating profit of £2 million, representing a £5 million improvement on 1997. Interest rates increased during the year to an average of 30 per cent placing even greater importance on the tight control exercised over cash flow. Net borrowings were reduced by more than 50 per cent to £5 million and have continued to reduce since the year end.

Exploration and acquisition

At the year end Corsyn Consolidated Mines became a wholly owned subsidiary. As a result, we now control 100 per cent of the nine mining operations. This gives the opportunity to make structural rationalisations in the new financial year.

An exploration programme has commenced in order to identify the medium and longer term potential and to improve planning. Early results have been encouraging.

We continue to review the situation regarding the Government of Zimbabwe's stated intention of encouraging local participation in our operations.



Other operations

The current focus of our investment is on developing our existing mining activities. As a result of this policy, combined with the continued depressed price of gold, we have decided to withdraw from Argentina and are seeking a buyer for our interest in Cerro Castillo SA rather than pursue this early stage drilling venture at long range.

An agreement is being concluded for the farmout of a 30 per cent interest in the Rovuma Basin hydrocarbon licence to the Energy Africa Group. We have completed a seismic survey and following the completion of the interpretation of the seismic data a second farmout campaign will be undertaken.

T A Wilkinson
Chief Operating Officer
22 January 1999

Financial review

Analysis of Results

Operating profit before exceptional items for the year from continuing operations increased by £44 million to £111 million. Mining profits were up £40 million, with Platinum increasing by £37 million. Production of platinum group metals increased and the division benefited from higher palladium and rhodium prices. Gold production increased and cash costs of production reduced, with Ashanti increasing its operating profit and the Zimbabwe mines making an operating profit of £2 million. Duiker's operating profits decreased by £3 million, principally as a result of adverse market conditions. The Group also gained from the devaluation of the South African Rand and Zimbabwe dollar.

The profits of F E Wright, the Group's insurance broker, reduced slightly in 1998. The Bahamas hotels made an operating profit of £0.4 million compared with a loss of £2.3 million in 1997. Head Office central costs were reduced by £3 million.

The restructuring of the Group into a focused mining group continued with the sale of Cramlington Textiles, Dutton Forshaw, Princess Hotels, Sunley Turriff and Willoughbys Consolidated. The Group also demerged Lonrho Africa and its shares were distributed to shareholders. These businesses made operating profits of £37 million before their disposal and are shown as discontinued operations.

CPMZ's concession from the Government of Mozambique, to run the pipeline from Mozambique to Zimbabwe, has been renewed to 2007. Net income from CPMZ is unchanged; CPMZ is now treated as an investment.

As a consequence of the introduction of FRS 9, the operating profits, net interest payable and exceptional items of associates are disclosed separately, and the comparative figures have been restated. Associates' operating profit from continuing operations has increased by £4 million, reflecting an increase at Ashanti of £1 million and £3 million profits from the associate of Tavistock.

It has been decided to change the basis on which royalty payments by Ashanti are reported from a tax charge to a charge against profit before tax. This will bring the Group into line with the way Ashanti report these royalty payments. The effect of this change is to reduce profit before tax in 1997 and 1998 by £2 million and to reduce the tax charge by the same amount. The comparative figures have been restated.

Net interest payable amounted to £38 million, compared with £57 million in 1997. The reduction is due to lower borrowings following the sale of businesses, offset by borrowing relating to the acquisition of Tavistock and the buyback of Lonrho shares at a cost of £196 million including tax.

Total profit before exceptional items and taxation amounted to £110 million, compared with £99 million in 1997.

Total exceptional losses before taxation were £26 million. The profit on sale of Princess Hotels and Dutton Forshaw amounted to £65 million and £8 million respectively, including realised surpluses on acquisition cost of £61 million and £2 million. Offset against this were a provision of £69 million against Hondo Oil & Gas and a provision of £18 million, which included an amount of £6 million already provided as goodwill on acquisition, for the disposal of Sunley Turriff. Exceptional costs also included the Group's share of the provision against the closure of the Iduapriem mine by Ashanti, amounting to £6 million.

The Group's overall taxation rate on profits before exceptional items is 13 per cent, principally due to low tax charges in Platinum, Ashanti and Hotels. In addition there is a net tax provision of £9 million against exceptional profits arising from the sale of businesses.

The minority interests in profits from continuing operations increased by £8 million to £20 million, due to improved profits in the Platinum division and the minority interests in profits of discontinued operations were £2 million, giving a total of £22 million.

Profit attributable to shareholders before exceptional items amounted to £74 million compared with £48 million in 1997. Profit attributable to shareholders after exceptional items was £39 million compared with £142 million in 1997, largely as a result of the provision against the investment in Hondo in 1998, and the profit of £141 million on the sale of Lonrho Sugar in 1997.

Earnings per share before exceptional items are 41.5 pence compared with 24.4 pence in 1997.

Funding

The net borrowings of the Group at 30 September 1998 were £104 million compared with £259 million in 1997. Included in net current assets are short term payables and short term receivables in respect of businesses sold. Had these payables and receivables been settled at 30 September 1998 the net borrowings would have been £133 million, resulting in gearing of 26 per cent.

The movement in net borrowings during the year includes the receipt of the proceeds from the disposal of businesses and the elimination of their net debt amounting to £471 million. This is offset by the capital injection into Lonrho Africa of £48 million, prior to its demerger, the buyback of 166.7 million shares in the Company costing £196 million, including tax, and the acquisition of the Tavistock coal mines for £136 million.

The borrowing limit in the Articles of Association is £677 million compared with actual net borrowings of £104 million.

Group policy has been to match currency loans against related currency assets. However, where this is not possible, forward exchange contracts and currency swap arrangements are entered into in respect of these loans.

Capital Expenditure

Capital expenditure in 1998 amounted to £48 million compared with £104 million in 1997. The mining companies accounted for £34 million of this expenditure, with the balance being principally incurred by discontinued operations.

Cash Flow

The cash inflow from continuing operations was £120 million compared with £86 million in 1997. Operating profit from continuing operations increased by £44 million to £111 million, while working capital from continuing operations decreased by £11 million in the year.

Equity Interests

Equity interests at 30 September 1998 were £377 million, a decrease of £598 million on 1997. Attributable profit amounted to £39 million. Dividends of £27 million are paid and proposed. There was a reduction in equity interests of £123 million due to the devaluation of currencies in countries in which the Group operates, principally South Africa. The demerger of Lonrho Africa and the buy back of 166.7 million shares in the Company accounted for a further £221 million and £196 million respectively, of the reduction in equity interests. The sale of subsidiaries resulted in a charge of £56 million to reserves in respect of acquisition surpluses.

The book value of the Group's investment in Duiker and Ashanti at 30 September 1998 was £107 million and £104 million respectively compared to their market value at the same date of £110 million and £184 million respectively.

Dividends

The Board recommends a final dividend of 10 pence per share, making a total dividend for the year of 17.2 pence per share.

R E Whitten
Finance Director
22 January 1999

Board of Directors



(from left to right)

Executive Directors

Nicholas J Morrell (51) Chief Executive

A Director since 1992. Appointed Deputy Managing Director in 1994 and Chief Executive in 1996. Member of Finance Committee. In 1978 he joined The Observer newspaper which subsequently became a member of the Group in 1981 and was sold in 1993.

Sam E Jonah (49)

A Director since 1992. In 1969 he joined Ashanti Goldfields Company, of which he became Chief Executive in 1986. He holds an MSc DIC from Imperial College of Science & Technology and an associateship from Camborne School of Mines. Director of Commonwealth Africa Investment Fund Limited.

Robert E Whitten (58) Finance Director

A Director since 1981. Joined the Company in 1978. Appointed Finance Director in 1994. Chairman of Finance Committee and Member of Pension Committee.

Terence A Wilkinson (52) Chief Operating Officer – Mining

A Director since 1993. Joined the Group in 1973. Member of Finance Committee. Responsible for mining operations excluding Ashanti Goldfields. Responsible for environmental matters.



Non-Executive Directors

Sir John Craven (58) Chairman

Appointed an independent non-Executive Director in 1997. Chairman of Nomination Committee and Member of Remuneration Committee. Former member of the Board of Managing Directors of the Deutsche Bank AG and Chairman of Deutsche Morgan Grenfell Group Plc. Non-Executive Director of Reuters Holdings Plc and Rothmans International BV.

Peter J Harper (63) Deputy Chairman and Senior Independent Director

A non-Executive Director since 1993. Chairman of Audit Committee, Remuneration Committee and Pension Committee. Member of Nomination Committee. Chairman of Tigerprint Ltd. Deputy Chairman of Victrex Plc and non-Executive Director of John Laing Plc. Previously a Director of Hanson Plc.

Sir Alastair Morton (61)

Appointed an independent non-Executive Director in March 1998. Member of Audit Committee, Nomination Committee and Remuneration Committee. Honorary Chairman and former executive co-chairman of Eurotunnel. Non-Executive Director of National Power Plc and of the Brockbank Group at Lloyds. Adviser to the Group Executive Board of ABB Daimler-Benz Transportation (ADtranz) and to the Vice Chancellor of the University of Cambridge.

J Roger B Phillimore (49)

Appointed an independent non-Executive Director in 1997. Member of Audit Committee and Nomination Committee. Formerly joint Managing Director of Minorco. Non-Executive Director of Aber Resources Limited.

Management Team

Ray Antell Managing Director, F E Wright
Ed Haslam Managing Director, Platinum Division
Mike Marriott Chief Executive, Mining Zimbabwe
John Price President, Bahamas Hotels
Hugh Stoyell Managing Director, Duiker Mining

London

Chris Davies Group Technical Director
Michael Pearce Group Secretary
John Robinson Finance Executive

Corporate governance

The Company complies and complied throughout the year with all provisions of the Code of Best Practice drawn up by the Committee on The Financial Aspects of Corporate Governance ("the Cadbury Committee").

The Board

The Board of Directors which has eight members, four of whom are non-Executive, meets regularly, normally once a month but more frequently if necessary. The Board retains full responsibility for the direction and control of the Company and no strategic powers have been delegated to any committee.

Principal Board Committees

Audit Committee

The Committee comprises Mr P J Harper (Chairman), Sir Alastair Morton and Mr J R B Phillimore, being non-Executive Directors. The Committee meets at least twice a year and the Finance Director and the External Auditors are invited to attend as appropriate. The Company Secretary attends as Secretary to the Committee. The Committee's terms of reference meet fully those suggested by the Cadbury Committee.

Remuneration Committee

The Committee comprises Mr P J Harper (Chairman), Sir John Craven and Sir Alastair Morton. The Committee meets at least twice a year.

The Committee operates in accordance with Section A of the best practice provisions annexed to the London Stock Exchange Listing Rules, and gives full consideration to the best practice provisions relating to remuneration policy, service contracts and compensation.

The Report of the Remuneration Committee appears on pages 24 to 29.

Nomination Committee

The Committee comprises Sir John Craven (Chairman), Mr P J Harper, Sir Alastair Morton and Mr J R B Phillimore. Its function is to review on an ongoing basis and at least annually the Membership of the Board and recommend to the Board any proposed changes be they Executive or non-Executive. During the year the Committee recommended the appointment of Sir Alastair Morton as a non-Executive Director.

Finance Committee

The Committee comprises three Executive Directors, Mr R E Whitten (Chairman), Mr N J Morrell and Mr T A Wilkinson, and Mr C Matthews and Mr J N Robinson. Other senior executives of the Group are invited to attend as appropriate.

The Committee considers divisional, financial and commercial plans and reviews working capital, cash flow and capital expenditure. The Committee makes recommendations to the Board.

Internal control

The Board of Directors is responsible for the Group's systems of internal control and for monitoring their effectiveness.

On behalf of the Board, the Audit Committee inquires into the operation of these systems. The work is performed by reviewing internal audit coverage, audit findings, other reports from management and the nature and scope of the external audit. Business risks, identified by management, are examined to confirm that systems of control are in place and that action is taken where appropriate.

The systems of internal control can provide reasonable but not absolute assurance against material misstatement or loss. There is an established organisational structure with formally defined areas of responsibility which include:

- a comprehensive budgeting system with an annual budget approved by the Board;
- regular consideration by the Board of actual results compared with budgets, forecasts and the prior year;
- reviews by the Board of projected year end results on a monthly basis;
- strict monitoring of capital expenditure, delegated authority for which is given to divisional management within parameters set by the Board;
- regular reporting to the Board on treasury, legal and accounting developments;
- assessment by the Executive Directors, in conjunction with divisional management, of key business risks and of the systems in place to mitigate these risks;
- outsourced internal audit functions, in London and South Africa, responsible for monitoring and reporting to the Finance Committee on the effectiveness of local internal controls.

The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's systems of internal control. In carrying out the review, the Directors have considered the control systems which, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in the businesses, and to the relative costs and benefits of implementing definitive controls.

Going concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

The Auditors' Report on Corporate Governance is set out on page 37.

Report of the Remuneration Committee

The Remuneration Committee

The Remuneration Committee was established in November 1993. Its principal function is to determine remuneration policy and the remuneration packages of the Executive Directors.

The Committee comprises :

Mr P J Harper (Chairman)
Sir John Craven
Sir Alastair Morton

who are non-Executive Directors having no financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group.

Remuneration Policy

In framing its remuneration policy, the Remuneration Committee gives full consideration to the best practice provisions annexed to the Listing Rules of The London Stock Exchange relating to remuneration policy, service contracts and compensation.

Service contracts

As reported last year, the Committee agreed service contracts which were entered on 26 June 1997 between the Company and Mr N J Morrell, as Chief Executive, and on 1 December 1997 between the Company and Mr T A Wilkinson. These are terminable by the Company until 1 April 1999 upon not less than 24 months' prior written notice. If the Company elects not to require Mr Morrell or Mr Wilkinson to work out the extended notice period, the salary and the value of the contractual benefits will be paid in lieu. Since the year end Mr Morrell's contract has been revised so that from 1 April 1999 the notice to be given to Mr Morrell will reduce by one week immediately following the expiry of each week during which the contract subsists until 31 March 2000, whereafter 364 days' prior written notice shall be given. From 1 April 1999 Mr Wilkinson will be entitled to 364 days' prior written notice. Pursuant to the contracts Mr Morrell and Mr Wilkinson were during the year entitled to a salary, subject to annual review, respectively of £450,000 and £322,000 per annum excluding bonuses, pension contributions and other benefits (being principally the provision of a car and health care insurance). As also noted last year, it was the Committee's intention to award discretionary bonuses to Mr Morrell upon the successful disposal/demerger of significant parts of the Company's activities up to a total sum of £300,000. For the years ended 30 September 1997 and 1998 the Committee awarded bonuses of £85,000 and £165,000 respectively totalling £250,000. No further bonuses will however be paid. The Committee considered that the temporary 24 months' notice period to be given by the Company is entirely appropriate in order to provide an element of job security during a period of major restructuring of the Company.

Remuneration

At the time of the Committee's establishment in November 1993 there were 13 Executive Directors of Lonrho. There are now 4. This significant reduction in the number of Directors has resulted in increased responsibility being allocated to the remaining Directors. In some cases this has warranted increases in salary.

There are no individual performance related elements attaching to each Director's remuneration package other than participation in share option schemes and no bonuses were awarded to Directors in respect of the year other than to Mr N J Morrell.

The Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose.

The Committee, with the benefit of professional advice, believes that the remuneration packages of the Executive Directors are broadly similar to those awarded by other relevant companies.

Share options

Options were granted on 28 August 1998 to certain Directors, being the first grants to Directors since 4 August 1994. The Committee's policy on granting options under, and the Directors' participation in, the share option schemes is set out on pages 28 and 29.

Non-Group directorships

No Executive Director holds any executive directorship or appointment outside the Group. However, Mr S E Jonah, the Chief Executive of Ashanti Goldfields Company Limited, is a director of Commonwealth Africa Investment Fund Limited which reimburses him fixed expenses. Mr T A Wilkinson is a member of the executive committee of the board of Council for Mineral Technology (South Africa). Neither Mr Jonah nor Mr Wilkinson retains any fees in respect of these non-Group appointments. The Committee believes that directorships and appointments outside the Group can be appropriate if they help Directors gain additional experience or promote the interests of the Group as a whole.

Pensions

Mr N J Morrell and Mr R E Whitten and, since 1 January 1998, Mr T A Wilkinson, are members of The UK Lonrho Superannuation Scheme which is a contributory final salary scheme established as an independent trust and provides benefits for Directors and staff of Lonrho Plc and certain other associated companies. The Scheme is fully funded and normal retirement age for all members who were in service at 1 April 1998 is 60, having been reduced from 65 with effect from 1 April 1998.

The Scheme is designed to enable all members to obtain a good standard of benefit from secure and well- managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The Scheme, which is contracted-out of the State Earnings Related Pension Scheme, complies with all relevant legislation, including the 1995 Pensions Act. Independent high-quality advice is used in administering the scheme and managing the assets.

Pension commutation at retirement, in order that participants may exchange part of their pension for a tax free lump sum within Inland Revenue limits, is permitted.

In the event of death whilst in service a capital sum equal to 4 x salary is payable together with a pension to a qualifying spouse or dependent of 66.66 per cent of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training an allowance to them would also be payable.

In the case of death after retirement, a spouse's pension of 66.66 per cent of the member's pre-commutation pension would be payable, revalued up to the time of death. If the member's death occurs within 5 years of retirement, the balance of the 5 years' unpaid pension would also be payable.

In the event of death after leaving service but prior to retirement, a pension to a qualifying spouse or dependent would also be payable.

Pursuant to the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are increased each year once in payment by the lower of 5 per cent and the increase in RPI (Retail Prices Index). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of 3 per cent and the increase in RPI.

The Inland Revenue Cap which restricts both pension and life assurance benefits for higher paid individuals who became members on or after 1 June 1989 does not apply to the Directors who were members before that date. The cap does apply to Mr Wilkinson. He is paid annually, with effect from 1 October 1997, £34,000, being the then sterling equivalent of Rand 253,000, to invest in a pension arrangement of his choice because The Lonrho Group Pension Fund in South Africa, of which he was a member, was wound up with effect from 30 November 1997, and no further contributions have been made to that scheme.

Mr S E Jonah has a personal pension arrangement to provide benefits broadly similar to those under the UK Scheme for Directors and senior Group Executives employed overseas. This is a non-contributory arrangement funded entirely by the Company, which is reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited.

No element of a Director's remuneration package other than basic salary is pensionable.

Director	Age at 30.9.98	Years of service at 30.9.98	Increase in transfer value[1] £	Additional pension earned in the year[2] £	Accrued pension entitlement at year end 30.9.98[3] £
N J Morrell	51	19	9,928	3,033	174,050
R E Whitten	58	20	27,364	3,180	203,740
T A Wilkinson[4]	52	(a)1	23,321	2,190	2,190
		(b)25	Nil	Nil	

Notes:

(1) The increase in transfer value represents the additional capital amount less Directors' contributions necessary to fund the increase in the accrued pension (above inflation) that a Director would take with him as part of the total transfer value if he were to leave the Company and move his benefits to another scheme.

(2) The additional pension earned in the UK in the year is that in excess of UK inflation at 3.6 per cent.

(3) The pension entitlement shown above for the three participating Directors is that which would be paid annually on retirement at age 60 based on service to 30 September 1998.

(4) For Mr Wilkinson row (a) refers to the UK scheme and row (b) relates to the South African scheme up to 30 November 1997 when that scheme was wound up. His entitlement under that scheme was transferred to a personal pension arrangement of his choice and the entitlement is based in Rand. His increase in transfer value and his additional pension earned in excess of South African inflation of 0.1 per cent for the two months were, as at 30 November 1997, respectively R44,205 and R75,546. In sterling terms, when translating the transfer values and the pension as at 30 September 1997 and 30 November 1997 at the exchange rates prevailing on those dates, there was effectively a reduction in transfer value and in his pension.

(5) No figures are shown for Mr S E Jonah because, as noted above, the contributions made by the Company are reimbursed by Ashanti Goldfields Company Limited.

The pension entitlements shown exclude any benefit which might be attributable to additional voluntary contributions.

There is no undertaking or expectation for any other pension benefit to be arranged for any Director by the Company.

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board. The Report of the Committee on the Financial Aspects of Corporate Governance considered that fees of non-Executive Directors should reflect the time which they devote to the Company's affairs and that there is a case for paying them for additional responsibilities taken on, for example by chairmanship of Board committees. In deciding an appropriate level of fees for each non-Executive Director, the Board considered the responsibility and time commitments taking into account the number of Board meetings, special meetings and the time required for reading Board and other papers plus the membership and chairmanship of the Audit Committee, the Remuneration Committee, the Nomination Committee and the Pension Committee plus Sir John Craven's chairmanship of the Board, together with extensive overseas travel on behalf of the Company.

Directors' remuneration

For the year ended 30 September 1998 the remuneration packages of Directors were as follows :

Director	Salary and fees £	Benefits in kind(1) £	Additional remuneration £	Total for year to 30.9.98 £	Total for year to 30.9.97 £
Executive Directors					
N J Morrell(2)	450,000	15,493	165,000	630,493	536,280
S E Jonah(3)	50,000			50,000	50,000
R E Whitten	412,000	11,711		423,711	407,859
T A Wilkinson(4)	322,000	41,948	72,000	435,948	362,771
Non-Executive Directors					
Sir John Craven(5)	150,000			150,000	64,000
P J Harper(5)	70,000			70,000	50,000
Sir Alastair Morton(6)	38,889			38,889	–
J R B Phillimore(5)	40,000			40,000	1,630
Former Directors					
Sir John Leahy(7)	19,556			19,556	78,778
S R Walls(8)	100,000			100,000	40,000

Notes:

(1) Benefits in kind comprised mainly the provision of a motor car for the use of each Director and the provision of private medical insurance and, in the case of Mr T A Wilkinson, the cost of his relocation from South Africa to England.

(2) The Company currently operates no bonus scheme for Directors and operated none during the year, other than for Mr N J Morrell, to whom, as noted above, discretionary bonuses totalling £250,000 have been awarded upon the successful disposal/demerger of significant parts of the Company's activities, £85,000 in the year ended 30 September 1997 and £165,000 in the year ended 30 September 1998.

(3) The figures shown for Mr S E Jonah relate only to his fees as a Director of the Company. He is also the Chief Executive of Ashanti Goldfields Company Limited.

(4) During the year the Company made a provision of Rand 714,040 (£72,000) in respect of payment in lieu of holidays untaken by Mr T A Wilkinson over the 25 years of his service in South Africa. This amount is payable in Rand on demand in line with usual practice in South Africa. No further accrual is required following Mr Wilkinson's relocation to England.

(5) The fees shown for Sir John Craven, Mr P J Harper and Mr J R B Phillimore include additional fees of £30,000, £20,000 and £10,000 respectively for their special work in connection with the demerger of Lonrho Africa and other significant disposals and matters dealt with during the year.

(6) Sir Alastair Morton was appointed a non-Executive Director on 12 March 1998.

(7) Sir John Leahy retired as a non-Executive Director on 27 March 1998.

(8) Mr S R Walls resigned as a non-Executive Director on 3 July 1998. The fees shown include an additional fee of £70,000 for his special work on the demerger of Lonrho Africa.

(9) No long term incentives have been awarded to Directors other than the share options set out on pages 28 and 29.

Share option schemes

As noted below, options were granted under two of the Company's share option schemes to Directors on 28 August 1998. Options had not previously been granted to Directors since August 1994. Options were also granted to employees on 28 August and 9 September 1998. Options had not previously been granted to employees since February 1995. Directors are encouraged to hold the shares issued to them upon the exercise of options, although it is accepted that some may need to be sold to finance the subscription cost and any taxation arising.

The Remuneration Committee's policy when granting options is to provide Directors and employees with an incentive to further the interests of the companies for which they work and to permit them to benefit from an improvement in the Company's performance to which they have thereby contributed.

Set out below are the options held over ordinary shares of the Company by Directors.

Under The Lonrho Share Option Scheme 1994 and The Lonrho Overseas and Associate Share Option Scheme 1994 the exercise of options granted before 1998 is subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders is greater than the total return on the FTSE Actuaries All-Share Index during the same period. The exercise of options granted on 28 August 1998 under those schemes is subject to attainment of a similar performance condition, but the total return to shareholders must be greater than the total return on the Extractive Industries Sector of the FTSE Actuaries Share Indices. Further information on the performance condition is given in Note 26 to the accounts. No performance condition attaches to options granted under the other schemes.

Except under the savings related share option schemes no options were granted with an exercise price at a discount to the market price at the time the exercise price was set.

No options were held by the non-Executive Directors.

	Number of shares under option[2]		Exercise price[2]					
	1.10.97 *Shares of 25p*	30.9.98 and 22.1.99 *Shares of £1*	1.10.97	30.9.98 and 22.1.99	Name of scheme[1]	Date of grant	Date from which normally first exercisable	Expiry date
S E Jonah	74,860	–	157.3p	–	(b)	31.3.88	31.3.91	31.3.98
	35,000	10,963	259.5p	828.4p	(b)	12.7.90	12.7.93	12.7.2000
	25,000	7,831	75.5p	241.0p	(b)	1.7.92	1.7.95	1.7.2002
	50,000	15,662	117.5p	375.1p	(b)	1.7.93	1.7.96	1.7.2003
	21,768	6,818	62.4p	199.2p	(c)	11.8.92	25.9.99	25.3.2000
	6,209	1,944	120.0p	383.1p	(c)	5.8.93	25.9.2000	25.3.2001
	100,000	31,324	136.0p	434.2p	(e)	4.8.94	4.8.97	4.8.2004
	–	130,000	–	250.0p	(e)	28.8.98	28.8.2001	28.8.2008
	312,837	204,542						
N J Morrell	44,860	–	157.3p	–	(a)	31.3.88	31.3.91	31.3.98
	35,000	10,963	259.5p	828.4p	(a)	12.7.90	12.7.93	12.7.2000
	50,000	15,662	117.5p	375.1p	(a)	1.7.93	1.7.96	1.7.2003
	100,000	31,324	136.0p	434.2p	(d)	4.8.94	4.8.97	4.8.2004
	14,375	4,501	120.0p	383.1p	(f)	20.7.94	1.9.99	29.2.2000
	–	170,000	–	250.0p	(e)	28.8.98	28.8.2001	28.8.2008
	244,235	232,450						
R E Whitten	161,700	–	157.3p	–	(a)	31.3.88	31.3.91	31.3.98
	100,000	31,324	136.0p	434.2p	(d)	4.8.94	4.8.97	4.8.2004
	261,700	31,324						

	Number of shares under option[2] 1.10.97 *Shares of 25p*	30.9.98 and 22.1.99 *Shares of £1*	Exercise price[2] 1.10.97	30.9.98 and 22.1.99	Name of scheme[1]	Date of grant	Date from which normally first exercisable	Expiry date
T A Wilkinson	74,860	–	157.3p	–	(b)	31.3.88	31.3.91	31.3.98
	35,000	10,963	259.5p	828.4p	(b)	12.7.90	12.7.93	12.7.2000
	25,000	7,831	75.5p	241.0p	(b)	1.7.92	1.7.95	1.7.2002
	100,000	31,324	136.0p	434.2p	(e)	4.8.94	4.8.97	4.8.2004
	–	12,000	–	250.0p	(d)	28.8.98	28.8.2001	28.8.2008
	–	118,000	–	250.0p	(e)	28.8.98	28.8.2001	28.8.2008
	234,860	180,118						

Notes:

(1) The Share Option Schemes concerned are :

(a) The Lonrho Share Option Scheme 1984

(b) The Lonrho Overseas and Associate Share Option Scheme

(c) The Lonrho Overseas and Associate Savings Related Share Option Scheme

(d) The Lonrho Share Option Scheme 1994

(e) The Lonrho Overseas and Associate Share Option Scheme 1994

(f) The Lonrho Savings Related Share Option Scheme 1994.

(2) Following the consolidation of the ordinary shares of 25p each into ordinary shares of £1 each and the subsequent demerger of Lonrho Africa Plc, all existing options were adjusted. To reflect the consolidation, the number of shares under option was divided by four and the exercise price per share was multiplied by four. To reflect the demerger, the exercise price per share was reduced by an appropriate percentage to reflect the value of Lonrho Africa Plc, and the number of shares under option was correspondingly multiplied so as to maintain, as far as practicable, the original aggregate exercise cost of each option held.

(3) All options were granted for no cash consideration.

(4) No options were exercised by Directors during the year or since.

(5) The option held by each Director on 1 October 1997 with an expiry date of 31 March 1998 lapsed on that date unexercised. No other options held by Directors have lapsed.

(6) By way of comparison with the exercise prices, the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 308p on 30 September 1998, as compared with the high and low quotations for the financial year of 384.74p (as adjusted for the consolidation and the demerger) and 222p respectively.

Report of the Directors

For the year ended 30 September 1998

The Directors of Lonrho Plc submit their Report together with the audited Accounts for the year ended 30 September 1998.

Group activities

Following disposals during the year the Company has become a focused mining company with its principal interests in coal, gold and platinum group metals operations. Other continuing operations include the Bahamas Hotels and F E Wright Group (insurance brokers).

Analyses of Group turnover and profit before taxation, distinguishing between principal activities and geographical areas, appear in Notes 2 and 3 to the Accounts and a list of the principal subsidiary undertakings and associates, indicating their main activities, appear on page 72.

A review of developments and of likely future developments in the principal trading operations of the Group and its associates is given in the Chairman's Statement on page 1, in the Chief Executive's Statement on pages 4 and 5, in the Review of Operations on pages 6 to 17 and in the Financial Review on pages 18 and 19.

Cramlington Textiles Limited ("Cramlington Textiles")

On 31 October 1997 the Group sold 100 per cent of the issued share capital of Cramlington Textiles to Woodrow Wilson Investments Limited for a nominal consideration together with the payment to the Purchaser of £4.4 million of debt owed by the Group to Cramlington Textiles. Cramlington Textiles had been making losses before taxation which, in the year ended 30 September 1997, amounted to £4 million. Its net borrowings at 30 September 1997 amounting to £10 million were eliminated on its sale. Cramlington Textiles is a manufacturer of household textiles.

The Dutton-Forshaw Group Limited ("Dutton Forshaw")

On 17 December 1997 the Group sold 100 per cent of the issued share capital of Dutton Forshaw to Tanel Limited (a newly formed company backed by CVC Capital Partners and in which the executive directors and senior employees of Dutton Forshaw had an equity interest) for a consideration of £43 million including a pre-sale dividend of £6.5 million. The Purchaser also assumed £70 million of debt. Dutton Forshaw was engaged in the operation of franchised motor vehicle dealerships, leasing of cars and commercial vehicles, importation and distribution of agricultural machinery and distribution of construction machinery in the United Kingdom and Eire.

Tavistock Collieries Limited ("Tavistock")

On 16 April 1998 Duiker Mining Limited ("Duiker") acquired directly and indirectly from JCI Limited 100 per cent of the issued share capital of Tavistock for a cash consideration, as subsequently adjusted, of Rand 1,353 million (£136 million). The acquisition was approved by shareholders at an Extraordinary General Meeting on 9 April 1998. Tavistock and its subsidiary and associated undertakings produce coal for both the export and South African domestic markets. Duiker financed the acquisition through borrowings and a rights issue under which the Company subscribed R589 million (£59 million), as a result of which the Company's beneficial interest in the issued share capital of Duiker increased from 61.1 per cent to 67.54 per cent.

Share buyback

On 16 April 1998 the Company implemented an off market buyback and cancellation of 166.7 million ordinary shares of 25p each of the Company (representing 20.9 per cent of the then issued share capital) for a consideration of £176.6 million, representing a price of 106p per share, which was a 7.6 per cent premium to the closing mid-market quotation of 98.5p per share on 12 March 1998, the day prior to the announcement of the buyback. The shares were part of the 213.3 million shares in which Anglo American Corporation of South Africa Limited and its subsidiary and associated undertakings were interested. The Company paid advance corporation tax of £16 million on the £176.6 million and other costs of £3 million. The reasons for the buyback were to remove the potential overhang in the market for the Company's shares, to normalise the shareholder register and to remove the uncertainty regarding the future ownership of the Company's shares. The buyback was approved by shareholders at an Extraordinary General Meeting on 9 April 1998.

Lonrho Africa Plc ("Lonrho Africa")

On 7 May 1998 Lonrho Africa was demerged to shareholders as noted on page 32. Lonrho Africa Plc is engaged in motors, agribusiness, distribution, hotels and property and construction activities and full details of its performance for the six months to 31 March 1998 were included in its interim statement published on 11 June 1998.

Princess Hotels

On 3 February 1998 the Group acquired from JDC (America) Corporation the 25 per cent minority interest in the Scottsdale Princess Partnership, which owned the Scottsdale Princess Hotel, for a consideration of US$27 million (£16 million). The acquisition facilitated the subsequent sale of the Princess Hotels.

On 6 August 1998 the Group sold to Canadian Pacific Hotels & Resorts Inc the Princess Hotels comprising the Group's hotel interests in Barbados, Bermuda, Mexico and the United States, but excluding the Bahamas. The total gross consideration for the sale was US$540 million (£330 million) including US$71 million (£43 million) of Princess Hotels debt assumed by the Purchaser. The net consideration (after expenses, net taxation of £9 million and the repayment of the Princess Hotels debt not assumed by the Purchaser) received by Lonrho was US$386 million (£236 million).

Willoughby's Consolidated Plc ("Willoughby's")

(1) The Group acquired from Willoughby's 100 per cent of the issued share capital of Corsyn Consolidated Mines Limited ("Corsyn"), a Zimbabwean gold mining company, for a consideration of £5 million and

(2) The Company sold to Mr N van Hoogstraten, who already owned a significant minority interest in Willoughby's, its 69.7 per cent interest in the stock units and its 41.3 per cent interest in the preferred shares of Willoughby's for a consideration of £4.2 million.

As a result of the transactions the Group increased to 100 per cent its interest in Corsyn and disposed of its interest in Willoughby's which, following its disposal of Corsyn, was only engaged in ranching in Zimbabwe.

Sunley Turriff Holdings Limited ("Sunley Turriff")

On 7 October 1998 the Company sold 100 per cent of the issued share capital of Sunley Turriff to Sunley Turriff Group Limited, a newly formed company invested in by funds advised by Alchemy Partners, for a consideration of £1. Sunley Turriff had a deficit on net assets of £1.8 million at 30 September 1997 and made a loss of £1.9 million in that year. As part of the Sale Agreement Sunley Turriff was recapitalised by an injection of £14 million cash from the Company.

Hondo Oil & Gas Company ("Hondo")

Hondo's principal asset was its participation with its partners in the Opon gas field operated by Amoco in Colombia. The latest well, Opon 14, proved unsuccessful and was plugged and no additional wells are planned. The producing wells declined in production and it was concluded that they would become uneconomic before the end of 1998. Hondo surrendered its interest in the Opon Contract Area, subject to regulatory consents, to Amoco in exchange for the release of its liabilities to Amoco. The Group acquired the minority interests in Hondo for £0.1 million and intends to continue to resolve Hondo's outstanding liabilities at minimum cost and expense. Full provision has been made against the Group's investment of £69 million in Hondo.

Company name

As noted in the Chairman's Statement a proposal to change the Company's name to Lonmin Plc will be put to the forthcoming Annual General Meeting.

Group results

An analysis of the Group results for the year is given in the Financial Review on pages 18 and 19.

Dividends

An interim dividend for the year of 7.2p was declared in June 1998 for payment on 6 April 1999 rather than on 1 October 1998 in order to take advantage of the change in legislation abolishing advance corporation tax.

Recognising that the delay in paying the interim dividend might inconvenience certain shareholders who did not or could not elect to receive new shares which were issued on 1 October 1998 in lieu of cash, the Board proposes an increase in the total amount of the final dividend by the £2 million of the net tax saving achieved. Accordingly the Board recommends a final dividend for the year of 10p. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will also be paid on 6 April 1999.

The total dividend for the year is 17.2p per share (1997 – 21p (adjusted for the consolidation of the Company's shares in April 1998) of which 10p was a Foreign Income Dividend).

Scrip dividends/Income and Capital Gains Tax

The Board has decided to suspend the offering to shareholders of the opportunity to elect to receive shares in lieu of cash (a scrip dividend) and accordingly will not offer a scrip dividend in respect of the final dividend. Instead the Board has established a Dividend Reinvestment Plan, details of which are set out in a separate letter to shareholders accompanying the 1998 annual report.

A scrip dividend was offered to shareholders in respect of the interim dividend and new shares were issued to shareholders electing to receive them on 1 October 1998. A summary of the taxation position for United Kingdom resident shareholders was given in the circular dated 4 September 1998. The price of each new share issued was calculated in the manner described in the circular at 250.5p. However, the market value of one new share on 1 October 1998, which was the first day of dealing in the new shares on the London Stock Exchange, was 311p, a rise of 24.15%. Accordingly, for tax purposes, the Inland Revenue will require a new value of 311p per share to be substituted for the original value of 250.5p per share and the notional tax credit becomes 77.75p instead of 62.63p. Shareholders who received new shares are advised to incorporate these new values in their tax returns for 1998/99. For Capital Gains Tax purposes the consideration for each new share is deemed to be 311p instead of 250.5p. Shareholders in any doubt as to their tax position are strongly recommended to consult their professional adviser.

Capital Gains Tax

For Capital Gains Tax purposes, shareholders disposing of shares in either Lonrho Plc or Lonrho Africa after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonrho Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonrho Plc and Lonrho Africa, this apportionment would be 80.498 per cent for Lonrho Plc and 19.502 per cent for Lonrho Africa.

The market price of Lonrho Plc ordinary shares at 31 March 1982 was 38.915p (as adjusted for subsequent capitalisation issues), and 155.66p as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.303p as adjusted for the demerger of Lonrho Africa on 7 May 1998.

Share capital and reserves

The authorised and issued share capital of the Company at 30 September 1998 and matters relating thereto are set out in Notes 25 and 26 to the Accounts.

As noted above on 16 April 1998 the Company bought back and cancelled 166.7 million ordinary shares of 25p each in which Anglo American Corporation of South Africa Limited and its subsidiary and associated undertakings were interested.

On 24 April 1998 every four ordinary shares of 25p each were consolidated into one ordinary share of £1 each.

The Lonrho Africa demerger on 7 May 1998 was effected by the making of a bonus issue on 6 May 1998 by the Company to its shareholders of one "A" share for every ordinary share of £1 each then held. The "A" shares were subsequently cancelled and the capital repaid to shareholders by the transfer to Lonrho Africa of the African non-mining interests of the Lonrho Plc Group, together with certain associated UK businesses, and the issue by Lonrho Africa to shareholders of one new Lonrho Africa share for every Lonrho Plc "A" share originally held. The demerger was effected after the buyback and cancellation of 166.7 million shares noted on pages 30 and 31.

Total share capital and reserves of the Group amounted to £377 million at 30 September 1998. This compares with £975 million at 30 September 1997. The reasons for the movement are given in the Financial Review on page 19.

Full details of the Group and Company reserves and of movements therein during the year are given in Note 27 to the Accounts.

At an Extraordinary General Meeting on 27 March 1998 the Company was authorised to make market purchases of up to 19.9 million shares of £1 each of the Company. No use has been made of this authority and a new authority will be proposed at the forthcoming Annual General Meeting.

Loans

Details of long and short-term loans are shown in Notes 20 and 21 to the Accounts.

Directorate

The present Board of the Company is as set out on pages 20 and 21. All the Directors named were Directors throughout the year with the exception of Sir Alastair Morton who was appointed an independent non-Executive Director on 12 March 1998.

Sir John Leahy retired at the Annual General Meeting on 27 March 1998. Mr S R Walls resigned as a Director on 3 July 1998.

On 3 July 1998 Mr P J Harper was appointed Deputy Chairman and senior non-executive Director and Mr T A Wilkinson was appointed Chief Operating Officer of the mining activities, other than Ashanti Goldfields Company Limited ("Ashanti").

At the forthcoming Annual General Meeting Mr S E Jonah and Mr N J Morrell retire by rotation. Being eligible, they offer themselves for re-election.

Biographical details of all Directors are given on pages 20 and 21.

Directors' interests

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests, all of which are beneficial, are recorded in the Company's Register of Directors' Share and Debenture Interests. The interests of Directors in shares under the Company's share option schemes are shown in the Report of the Remuneration Committee on pages 28 and 29.

	Lonrho Plc Ordinary Shares of £1 each[1] 1.10.97	Lonrho Plc Ordinary Shares of £1 each 30.9.98	Lonrho Plc Ordinary Shares of £1 each 22.1.99
Sir John Craven	70,925	172,786	177,752
N J Morrell	11,481	11,686	12,021
P J Harper	15,202	20,473	21,061
S E Jonah	1,944	1,978	2,034
Sir Alastair Morton[2]	Nil	1,500	1,543
Mr J R B Phillimore	2,500	2,545	2,545
R E Whitten	110,860	110,860	110,860
T A Wilkinson[3]	5,086	5,086	5,086

Notes:
(1) The Ordinary Shares of 25p each were consolidated into Ordinary Shares of £1 each on 24 April 1998. The equivalent number of consolidated shares is shown at 1 October 1997.
(2) The interest of Sir Alastair Morton shown in the first column is at 12 March 1998, being his date of appointment as a Director.
(3) At 1 October 1997, 30 September 1998 and 22 January 1999 Mr T A Wilkinson had an interest in 2,250 fully paid ordinary shares of Duiker Mining Ltd, a subsidiary of Lonrho Plc, listed in South Africa.

Substantial shareholdings

As at 22 January 1999 the Company was aware of the following interests in 3 per cent or more of the Company's issued ordinary share capital:

	Number of Lonrho Plc shares	Approximate percentage of the Company's issued share capital
Morgan Stanley Dean Witter Investment Management Limited	14,724,182	9.25%
Genesis Investment Management Limited ("GIML") Genesis Management Australia Limited ("GMAL") Genesis Fund Managers Limited ("GFML") and Genesis Asset Managers Limited ("GAML")	9,835,410	6.18%
Standard Life Group ("SLG")/Standard Life Investments ("SLI")	9,146,168	5.75%
Bankers Trust	8,135,907	5.11%
Barclays Global Investors Limited	7,388,766	4.64%

Notes:
Morgan Stanley Dean Witter Investment Management Limited, Bankers Trust and Barclays Global Investors Limited have each notified the Company that their interests are held as a fund manager on a discretionary basis for undisclosed principals.
GIML has notified the Company that GIML, GMAL, GFML and GAML each have discretionary investment management authority over a certain number of shares totalling 9,835,410 in all.
SLG and SLI have notified to the Company a material interest in 5,300,001 shares and a non-material interest in 3,846,167 shares. The material interest has been notified pursuant to Section 198 of the Companies Act 1985. SLI has notified the Company that its interests are held as an investment manager on a discretionary basis for undisclosed principals.

Charitable and political donations in the United Kingdom

Charitable donations made during the year in the United Kingdom amounted to £31,395. No political donations were made.

Litigation

It is claimed by Lonmin South Africa Limited ("LSAL") and certain directors of Western Platinum Limited ("WPL") that there has been a breach of warranty given by Impala Platinum Holdings Limited, Impala Platinum Limited, Platcor Limited and Gazelle Platinum Limited (together the "Implats parties") to WPL and LSAL (together the "Lonrho parties") in the agreement dated 15 January 1990 between the Lonrho parties and the Implats parties under which the Karee Mine was sold to WPL. The Lonrho parties claim that the existence of an iron-rich amorphous body in the rock layers at the Karee Mine was known to the Implats parties before the agreement referred to above was entered into but was not disclosed to the Lonrho parties and that the effect of the intrusion is that less ore would be mined, the cost of mining would increase and certain capital expenditure would be incurred earlier. LSAL has written to the Implats parties claiming on behalf of the Lonrho parties damages in respect of the alleged breach of warranty. Implats has stated that in its view the claims of the Lonrho parties have no foundation on the grounds claimed or at all and have indicated that the claim will be resisted.

The quantum of damages claimed by the Lonrho parties has now been determined in the sum of R358 million, and a demand was served on the Implats parties on 20 August 1997 demanding payment of the sum of R358 million plus interest thereon at the rate of 15.5 per cent from 20 August 1997 to the date of payment.

The institution by WPL of an action in relation to such alleged breach was deferred pending judgement in preparatory proceedings before the South African Courts to determine whether the board of directors of WPL or the shareholders of WPL are empowered to commence such an action. Judgement was given on 11 March 1998 in terms of which it was declared that WPL and its shareholders were not entitled to commence an action in relation to the alleged breach. Leave for appeal against this judgement has been granted and the appeal is proceeding. Lonrho's South African legal advisers advise that the prospect of success both on the appeal and on the breach of warranty claim itself remains good.

Research and development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining.

Environmental management

The introduction and maintenance of environmental policies are the responsibility of divisional management, with each division tailoring its requirements to its particular business. A basic minimum standard applied throughout the Group is, however, that companies comply with the environmental legislation prevailing in the country in which they operate. The Board monitors this standard by a system of exception reporting on a monthly basis.

The Group's Platinum mines have approved Environmental Management Programmes (EMPR's) in accordance with the Minerals Act in South Africa, whereby they are required to meet target objectives and achieve specific environmental standards.

An extensive ground water monitoring programme has been implemented in order to quantify the effect that the mining operations have on underground water and areas adjacent to the property. Emissions from the smelter stack and the effect of these emissions on the surrounding area are also regularly monitored and are well within the statutory requirements. The provision for the rehabilitation on closure of the platinum mines, which is based on tons milled, was increased to £1 million in 1998.The Precious Metal Refinery continues to progress towards achieving ISO 14000 certification by the year 2000.

Duiker's commitment to minimising the effects of historical environmental damage and to limit the impact of its future mining activities, is reflected in the EMPR's which have been established for each of its mines.

Duiker also participates in various voluntary river catchment forums which identify all water-related problems and set water quality objectives for the relevant catchment area. Monthly monitoring of water sampling at each of the collieries has been implemented to ensure the objectives are met.

Discard dumps are being cladded with non-combustible materials in order to minimise the potential for both atmospheric and water pollution.

During the year £2 million was spent on rehabilitation and, at 30 September 1998, there was a provision of £15 million, for future costs.

Mr T A Wilkinson is the Director responsible for environmental matters.

Year 2000 compliance

Initiatives to ensure that all electronic systems used by Group companies are Year 2000 compliant were started in 1997. Each division and Head Office formed a committee to monitor compliance and address the Group's exposure to Year 2000 issues and to ensure that adequate resources are available, either to replace or upgrade existing systems by mid-1999. Where necessary, external support is being used to strengthen the project teams.

The following areas are being specifically addressed:

- all hardware and software used throughout the Group
- non-information technology systems used throughout the Group
- supplier and customer compliance
- interfaces with external parties.

The cost to date of upgrading systems to ensure year 2000 compliance amounts to £1 million. This amount has been capitalised in accordance with Group accounting policies. It is estimated that a further £2 million will be spent in the next financial year up to completion of the project.

Whilst there can be no absolute guarantees that the Group will not be affected by some sort of Year 2000 disruption, contingency plans are being established to ensure that any effect on the Group's businesses is minimised.

Policy on the payment of creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by The Better Payment Practice Group from whom information about and a copy of the Code can be obtained at c/o Polhill Communications, 48 Artillery Lane, London E1 7LS. The Company thus has a consistent policy of paying its bills in accordance with contract. In respect of the year ended 30 September 1998 the Company's policy was to settle the terms of payment with its suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and to abide by the terms of payment. Trade creditors at 30 September 1998 represented eight days of annual purchases.

Pension schemes

The pension schemes of Lonrho Group companies in the United Kingdom are, for investment purposes, members of the Lonrho Group Common Investment Fund. This Fund is currently managed by Phillips & Drew Fund Management Limited, Prudential Portfolio Managers Limited and Legal & General Investment Management Limited. At the year end the Common Investment Fund had investments valued at £192 million, with less than 0.06 per cent invested in 39,750 Lonrho shares.

The Fund has no investments in property or companies related to the Lonrho Group, nor has it entered into any stock lending or loans to Lonrho Group companies or anyone else.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 1999 Annual General Meeting will be held at 11.00 am on Thursday, 18 March 1999 at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8. The Notice of Meeting is set out on pages 74 and 75 and contains an explanation of the items of Special Business.

Directors' responsibilities in respect of the preparation of financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

By Order of the Board
M J PEARCE, *Secretary* 22 January 1999

Reports of the Auditor

Auditor's report to the members of Lonrho Plc

We have audited the financial statements on pages 38 to 72. We have also examined the amounts disclosed relating to emoluments, share options and Directors' pension entitlements which form part of the Report of the Remuneration Committee on pages 24 to 29.

Respective responsibilities of Directors and the Auditor

As described on page 36 the Company's Directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 1998 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Review report to Lonrho Plc in respect of corporate governance matters

In addition to our audit of the financial statements, we have reviewed the Directors' statement on pages 22 and 23 on the Company's compliance with the paragraphs of the Cadbury Code of Best Practice specified for our review by the London Stock Exchange and their adoption of the going concern basis in preparing the financial statements. The objective of our review is to draw attention to any non-compliance with Listing Rules 12.43(j) and 12.43(v).

Basis of opinion

We carried out our review in accordance with guidance issued by the Auditing Practices Board. This guidance does not require us to perform any additional work necessary to express a separate opinion on the effectiveness of either the Group's system of internal financial control or the Company's corporate governance procedures, or on the ability of the Group to continue in operational existence.

Opinion

With respect to the Directors' statements on internal financial control and going concern on pages 22 and 23, in our opinion the Directors have provided the disclosures required by the Listing Rules and such statements are not inconsistent with the information of which we are aware from our audit work on the financial statements.

Based on enquiry of certain Directors and officers of the Company, and examination of relevant documents, in our opinion the Directors' statement on pages 22 and 23 appropriately reflects the Company's compliance with the other paragraphs of the Code specified for our review by the Listing Rules.

KPMG Audit Plc
Chartered Accountants,
Registered Auditor,
London

22 January 1999

Consolidated profit and loss account

For the year ended 30 September

	Note	1998 Before exceptional items £m	1998 Exceptional items £m	1998 Total £m	1997 Before exceptional items Restated £m	1997 Exceptional items £m	1997 Total Restated £m
Turnover	1, 2						
Group – continuing operations		401		401	460		460
acquisitions – Tavistock		56		56			
– discontinued operations		547		547	1,390		1,390
		1,004		1,004	1,850		1,850
Operating profit	1,3,7						
Group – continuing operations		82		82	51	(2)	49
acquisitions – Tavistock		9		9			
– discontinued operations		36	(2)	34	87	(3)	84
		127	(2)	125	138	(5)	133
Share of associates' operating profit		21		21	18		18
		148	(2)	146	156	(5)	151
Profit on disposal of fixed assets	7						
Group – discontinued operations						1	1
Profit/(loss) on sale or termination of operations	7						
Group – continuing operations			(1)	(1)		(19)	(19)
– discontinued operations			(17)	(17)		120	120
Associates – continuing operations			(6)	(6)			
Net interest payable – Group	6	(34)		(34)	(51)		(51)
– Associates	6	(4)		(4)	(6)		(6)
Profit before taxation	1, 3	110	(26)	84	99	97	196
Taxation	8	(14)	(9)	(23)	(24)	(3)	(27)
Profit after taxation		96	(35)	61	75	94	169
Minority interests		(22)		(22)	(27)		(27)
Profit for the year	1, 27	74	(35)	39	48	94	142
Dividends	9	(27)		(27)	(41)		(41)
		47	(35)	12	7	94	101
Earnings per share	10	41.5p	(19.6)p	21.9p	24.4p	47.8p	72.2p

The 1997 profit figures have been restated in accordance with FRS No 9 which requires that operating profit, net interest payable and exceptional items of associates be disclosed separately. There has also been a reallocation of the Group share of Ashanti royalty charges between operating profit and taxation in 1997.

The notes on pages 43 to 72 form part of these accounts.

Balance sheets
As at 30 September

	Note	Group 1998 £m	Group 1997 £m	Company 1998 £m	Company 1997 £m
Fixed assets					
Tangible assets	11	575	1,164		
Investments:					
Subsidiaries	12			256	363
Associates	13	119	138		
Other investments	14	12	77	4	4
		706	1,379	260	367
Current assets					
Stocks	15	36	238		
Debtors:	16				
Amounts falling due within one year		87	245	51	132
Amounts falling due after more than one year			17	458	465
Investments	17	1	1		
Cash at bank and in hand		119	260	42	160
		243	761	551	757
Creditors: Amounts falling due within one year	18	(191)	(669)	(46)	(429)
Net current assets		52	92	505	328
Total assets less current liabilities		758	1,471	765	695
Creditors: Amounts falling due after more than one year:					
Loans from minority shareholder	21		(7)		
Other (including convertible debt)	19	(205)	(252)	(199)	(9)
Provisions for liabilities and charges	22	(39)	(27)	(17)	
		514	1,185	549	686
Capital and reserves					
Called up share capital	25	158	198	158	198
Share premium account	25	189	320	189	320
Revaluation reserve	27	13	244		
Other reserves	27	(57)	5	172	
Profit and loss account	27	74	208	30	168
Equity interests		377	975	549	686
Minority equity interests	28	137	210		
		514	1,185	549	686

The accounts were approved by the Board of Directors on 22 January 1999 and were signed on its behalf by:
Sir John Craven, *Chairman*
RE Whitten, *Finance Director*

The notes on pages 43 to 72 form part of these accounts.

Consolidated cash flow statement

For the year ended 30 September

	Note	1998 £m	1998 £m	1997 £m	1997 £m
Operating activities					
Net cash inflow from operating activities	33				
– continuing operations			120		86
– discontinued operations			26		125
			146		211
Dividends received from associates			4		6
Returns on investments and servicing of finance					
Interest – received		17		24	
– paid		(51)		(78)	
Interest element of finance lease rental payments				(1)	
Dividends paid to minorities		(3)		(13)	
Net cash outflow from returns on investment and servicing of finance			(37)		(68)
Tax paid					
United Kingdom		(13)		(4)	
Overseas		(15)		(28)	
Total tax paid			(28)		(32)
Net cash inflow before investing activities and equity dividends			85		117
Capital expenditure and financial investment	34		(46)		(119)
Acquisitions and disposals	35		135		518
Equity dividends paid			(37)		(32)
Net cash inflow before financing					
– continuing operations		83		556	
– discontinued operations		54		(72)	
Net cash inflow before financing			137		484
Financing					
New long term loans		59		69	
New short term loans		5		82	
Repayment of long term loans		(22)		(131)	
Repayment of short term loans		(33)		(429)	
Capital element of finance lease rental payments				(3)	
		9		(412)	
Issue of ordinary share capital		1		2	
Share buyback		(196)			
Net cash outflow from financing			(186)		(410)
(Decrease)/increase in cash					
– continuing operations		(84)		144	
– discontinued operations		35		(70)	
(Decrease)/increase in cash			(49)		74

The notes on pages 43 to 72 form part of these accounts.

Statement of total consolidated recognised gains and losses
For the year ended 30 September

	1998 £m	1997 £m
Profit for the year – Group	30	139
– Associates	9	3
Dilution of the Group's interest in Ashanti	1	22
Unrealised net surplus on revaluation of assets		66
Exchange adjustments – Group	(116)	(46)
– Associates	(7)	(3)
Total recognised (losses)/gains relating to the year	(83)	181

Reconciliation of movement in equity interests
For the year ended 30 September

	1998 £m	1997 £m
Total recognised (losses)/gains relating to the year	(83)	181
Dividends	(27)	(41)
Shares issued in lieu of cash dividends	5	9
Shares issued		3
Share buyback	(196)	
Demerger of Lonrho Africa	(221)	
Net surplus/(goodwill) on acquisition of subsidiaries and associates	8	(9)
Net goodwill on acquisition of subsidiaries by Ashanti	(19)	(37)
Share buyback in Ashanti	(4)	
Net (surplus)/goodwill realised on sale of subsidiaries	(56)	75
Movement of the Group's interest in Duiker Mining	(2)	
Other items	(3)	(5)
Net (reduction)/increase in equity interests in the year	(598)	176
Equity interests at 1 October	975	799
Equity interests at 30 September	377	975

In May 1998 shareholders received shares in Lonrho Africa following its demerger.

The notes on pages 43 to 72 form part of these accounts.

Consolidated historical cost profits

For the year ended 30 September

	1998 £m	1997 Restated £m
Historical cost profit before taxation		
Reported profit before taxation	84	196
Realisation of property revaluation gains of previous years	142	69
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	1	3
Historical cost profit before taxation	227	268

	1998 £m	1997 £m
Historical cost attributable profit for the year		
Reported profit for the year	39	142
Dividends	(27)	(41)
Realisation of property revaluation gains of previous years after minority interests	142	64
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount after minority interests	1	2
Historical cost attributable profit for the year after dividends	155	167

The notes on pages 43 to 72 form part of these accounts.

Statement on accounting policies

The following paragraphs describe the principal accounting policies of the Group. Local legislation or usage precludes some overseas subsidiaries from adopting certain of these policies and therefore, where appropriate, adjustments have been made on consolidation in order for the Group accounts to be presented on a consistent basis.

Basis of accounting

The accounts are prepared under the historical cost convention adjusted by the revaluation of certain assets and in accordance with applicable accounting standards and with the Companies Act 1985 unless otherwise stated.

The dilution, as a result of share subscriptions by third parties, of the Group's interests in an associate has resulted in the Group's share of the related net assets increasing by £1 million. This amount, which does not constitute a distributable gain, has been reported in the statement of total consolidated recognised gains and losses for the year.

FRS No 9 Associates and Joint Ventures has been adopted with corresponding changes to the prior year's profit and loss account and cash flow statement.

Consolidation of Group companies

The results of subsidiaries acquired during the year are included from the date of acquisition. The results of subsidiaries sold during the year are included up to the date of sale.

On the acquisition of a subsidiary, if the fair value of property and other major assets differs materially from book value, such assets are revalued as appropriate to reflect more accurately their cost to the Group. Where the cost of acquisition differs from the adjusted value of net assets acquired, the goodwill or surplus is placed to other reserves.

On the disposal of a subsidiary, the proceeds from disposal less the net assets attributable to the Group at the date of disposal together with any goodwill or surplus previously placed to other reserves is shown as profit/loss on sale or termination of operations.

Results of subsidiaries and associates operating in hyper-inflationary economies are adjusted to reflect current price levels in those countries concerned.

The Company has taken advantage of the exemption contained in the Companies Act 1985 from presenting its own profit and loss account.

The principal subsidiaries are shown on page 72. A complete list of subsidiaries is filed annually with the Registrar of Companies in accordance with the Companies Act 1985.

Associates

An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group exercises a significant influence.

The Group participates in commercial and financial policy decisions of an associate through representation on its Board.

On the acquisition of an associate, if the fair value of property and other major assets differs materially from book value, where possible such assets are revalued to reflect more accurately their cost to the Group. Where the cost of acquisition differs from the adjusted value of net assets acquired, the goodwill or surplus is placed to other reserves.

The consolidated profit and loss account includes the Group's share of the turnover and revenue results of associates. The revenue results of associates acquired during the year are included from the date of acquisition. The revenue results of associates sold during the year are included up to the date of sale. The carrying value of associates in the Group balance sheet comprises the Group's share of the net assets other than goodwill plus loans to associates. The principal associate is shown on page 72.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cashflows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Exchange rates
Foreign currency assets and liabilities and the results for the year are translated into sterling at the rates ruling at 30 September. Exchange differences arising from the retranslation of the opening net investment in overseas companies are disclosed as movements on reserves. Exchange adjustments relating to borrowings which have been used to finance or provide a hedge against foreign equity investments are taken to reserves to the extent that they are matched by exchange movements on those investments. All other adjustments due to fluctuations arising in the normal course of trade are included in profit before taxation. The principal sterling exchange rates used to translate foreign currency assets and liabilities and the results for the year are:

	1998	1997
South Africa rand	**9.9171**	7.5160
United States dollar	**1.7025**	1.6058
Zimbabwe dollar	**54.0550**	20.2411

Profit on disposal of assets
Profits and losses on disposal of fixed assets arising from the ordinary activities of the Group are shown separately on the face of the profit and loss account.

Where, however, disposals of fixed assets arise from a closure of a business segment, any profit or loss is aggregated with other revenue and costs resulting from the closure and is shown as part of profit/loss on sale or termination of operations.

Surpluses on revaluation of fixed assets, which have previously been taken to revaluation reserve, are transferred to the profit and loss reserve on disposal of the fixed asset.

Depreciation
The Group policy is to write off the book value of fixed assets evenly over their estimated remaining lives to residual value. Depreciation rates are determined in accordance with commercial practice for the industry concerned. The major fixed assets are depreciated as follows:

Buildings 2 per cent – 5 per cent per annum

Mining assets 2 per cent – 25 per cent per annum

Equipment 5 per cent – 33 per cent per annum.

No depreciation is provided on freehold land, surface mining land which has a continuing or residual value, hotel property which is freehold or held on lease for a term exceeding 50 years unexpired and, capital work in progress.

Statement of Standard Accounting Practice No. 12 and Schedule 4 of the Companies Act 1985 require that provision be made for depreciation of fixed assets having a finite useful life. However, it is Group policy to maintain hotel properties in such condition that their value is not diminished by the passage of time and the relevant expenditure is charged to profit before taxation in the year in which it is incurred. The Directors consider that the lives of these assets are so long and the residual values, based on prices prevailing at the date of acquisition or revaluation, are so high that any element of depreciation is immaterial and therefore no provision is made.

Accumulated depreciation includes amounts provided by subsidiaries before they became members of the Group.

Pension costs and other post retirement benefits
The assets of United Kingdom pension schemes are administered by trustees and are kept separate from those of the Group. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working life of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working life of employees in the scheme.

Overseas schemes vary according to local requirements but are generally provided by contributions to government, insured or self administered schemes.

Certain Group companies provide post retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Deferred taxation

Deferred taxation, whether United Kingdom or overseas, is calculated under the liability method and is only provided where it is anticipated to be payable within the foreseeable future. Deferred taxation which is not anticipated to be payable within the foreseeable future is included in contingent liabilities.

Project expenditure

Project expenditure is the amount spent on the search for new products, processes, ventures, franchises, mineral prospects and other rights.

Such expenditure is written off to profit before taxation in the year in which it is incurred, except that expenditure which is incurred while investigating and developing potential new mines and oilfields is carried in capital work in progress pending the determination of proven reserves which justify commercial development. If such reserves are not found, the expenditure is then written off to profit before taxation.

Leases

The cost of assets held under finance leases is capitalised within the appropriate tangible fixed asset heading and depreciation is provided in accordance with the Group's accounting policy for the category of asset concerned. The interest cost is charged over the term of the lease and the capital element of future lease payments is included in creditors. The cost of operating leases is charged to profit before taxation as incurred.

Revaluation of fixed assets

It is Group policy for the Directors to review regularly the value of tangible fixed assets taking account of the views of professional advisers and, where appropriate, to incorporate changes into the Group accounts. Independent professional valuations are obtained before incorporating the results of any Directors' review which would reduce the balance sheet value of a tangible fixed asset below its original cost to the Group or which would result in a material increase in its balance sheet value.

Depreciation is charged to profit before taxation on the revised book value from the date of valuation. If the valuation is in excess of the net book value of the relevant asset, the surplus is credited to revaluation reserve. A deficit on valuation of a particular asset, when it is considered to have arisen from a permanent diminution in value, is charged to the profit and loss account to the extent that it is not covered by surpluses arising on prior valuations of that asset which have been previously credited to revaluation reserve.

Capitalised interest

Fixed assets includes interest capitalised during the construction period where financed by specific borrowings.

Stock and work in progress

Stock and work in progress is stated at the lower of cost and net realisable value. Where relevant, cost includes an appropriate share of manufacturing overheads.

Platinum group metal stock is valued using the three main metals costing basis. Cost is allocated to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

1 Profit for the year

	1998 Continuing operations £m	1998 Discontinued operations £m	1998 Total £m	1997 Continuing operations Restated £m	1997 Discontinued operations £m	1997 Total Restated £m
Turnover						
Group	457	547	1,004	460	1,390	1,850
Associates	132	17	149	107	40	147
	589	564	1,153	567	1,430	1,997
Group	91	36	127	51	87	138
Associates	20	1	21	16	2	18
Operating profit before exceptional items	111	37	148	67	89	156
Net interest payable (note 6)	(22)	(16)	(38)	(25)	(32)	(57)
Profit before exceptional items	89	21	110	42	57	99
Exceptional items (note 7)	(7)	(19)	(26)	(21)	118	97
Profit before taxation	82	2	84	21	175	196
Taxation	(10)	(13)	(23)	(15)	(12)	(27)
Profit after taxation	72	(11)	61	6	163	169
Minority interests	(20)	(2)	(22)	(12)	(15)	(27)
Profit for the year	52	(13)	39	(6)	148	142
Earnings per share based on profit for the year	29.2p	(7.3)p	21.9p	(3.1)p	75.3p	72.2p
Earnings per share excluding net exceptional items (note 10)	32.0p	9.5p	41.5p	7.6p	16.8p	24.4p

2 Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned.

Turnover by origin is analysed by activity below:

	1998 Group £m	1998 Associates £m	1998 Total £m	1997 Group £m	1997 Associates £m	1997 Total £m
Platinum	212		212	205		205
Coal (1998 includes Tavistock – £76m)	156	20	176	143		143
Gold	19	112	131	35	107	142
Other	70		70	77		77
Discontinued operations	547	17	564	1,390	40	1,430
	1,004	149	1,153	1,850	147	1,997

2 Turnover continued

Turnover by origin is analysed by geographical area below:

	1998 Group £m	1998 Associates £m	1998 Total £m	1997 Group £m	1997 Associates £m	1997 Total £m
South Africa (1998 includes Tavistock – £76m)	368	20	388	348		348
Zimbabwe and Ghana	19	112	131	35	107	142
The Americas	65		65	69		69
Europe	5		5	8		8
Discontinued operations	547	17	564	1,390	40	1,430
	1,004	149	1,153	1,850	147	1,997

Turnover by destination is analysed below:

	1998 Group £m	1998 Associates £m	1998 Total £m	1997 Group £m	1997 Associates £m	1997 Total £m
Europe	146	126	272	132	107	239
The Americas	130		130	105		105
Asia and Other	119	2	121	119		119
South Africa	41	4	45	62		62
Zimbabwe and Ghana	21		21	42		42
Discontinued operations	547	17	564	1,390	40	1,430
	1,004	149	1,153	1,850	147	1,997

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is as follows:

	1998 Continuing operations £m	1998 Discontinued operations £m	1998 Total £m	1997 Continuing operations Restated £m	1997 Discontinued operations £m	1997 Total Restated £m
Turnover	457	547	1,004	460	1,390	1,850
Cost of sales	(276)	(424)	(700)	(319)	(1,079)	(1,398)
Gross profit	181	123	304	141	311	452
Distribution costs	(41)	(6)	(47)	(37)	(55)	(92)
Administration expenses						
– exceptional items (note 7)		(2)	(2)	(2)	(3)	(5)
– other	(52)	(84)	(136)	(56)	(172)	(228)
Other operating income	2	3	5	2	3	5
Income from other fixed asset investments	1		1	1		1
Group operating profit	91	34	125	49	84	133
Share of operating profit of associates	20	1	21	16	2	18
Total operating profit	111	35	146	65	86	151
Interest receivable (note 6)	13	4	17	18	10	28
Interest payable (note 6)	(35)	(20)	(55)	(43)	(42)	(85)
	89	19	108	40	54	94
Exceptional items (note 7)	(7)	(17)	(24)	(19)	121	102
	82	2	84	21	175	196

Cost of sales includes £31m, distribution costs includes £14m, other administration expenses includes £2m and interest receivable includes £1m relating to the acquisition of Tavistock during 1998.

3 Profit on ordinary activities before taxation continued

An analysis of profit on ordinary activities before interest and taxation by activity and geographical area is given below:

	1998 Group £m	1998 Associates £m	1998 Total £m	1997 Group £m	1997 Associates Restated £m	1997 Total Restated £m
Platinum	69		69	32		32
Coal (1998 includes Tavistock – £12m)	24	3	27	30		30
Gold	2	17	19	(3)	16	13
Other	2		2	1		1
Central costs	(6)		(6)	(9)		(9)
	91	20	111	51	16	67
Discontinued operations	36	1	37	87	2	89
	127	21	148	138	18	156
Exceptional items (note 7)			(26)			97
Net interest payable			(38)			(57)
Profit before taxation			84			196
South Africa (1998 includes Tavistock – £12m)	90	3	93	59		59
Zimbabwe and Ghana	2	17	19	(3)	16	13
Europe	1		1	3		3
The Americas	4		4	1		1
Central costs	(6)		(6)	(9)		(9)
	91	20	111	51	16	67
Discontinued operations	36	1	37	87	2	89
	127	21	148	138	18	156
Exceptional items (note 7)			(26)			97
Net interest payable			(38)			(57)
Profit before taxation			84			196

An analysis of profit on ordinary activities before taxation by activity and geographical area is given below:

	1998 £m	1997 Restated £m
Platinum	60	16
Coal (1998 includes Tavistock – £9m)	23	34
Gold	13	4
Other	2	1
Central finance and costs	(9)	(13)
	89	42
Discontinued operations	21	57
Exceptional items	(26)	97
	84	196

3 Profit on ordinary activities before taxation continued

	1998 £m	1997 Restated £m
South Africa (1998 includes Tavistock – £9m)	80	46
Zimbabwe and Ghana	13	4
Europe	1	4
The Americas	4	1
Central finance and costs	(9)	(13)
	89	42
Discontinued operations	21	57
Exceptional items	(26)	97
	84	196

Profit on ordinary activities before taxation is stated after charging:

	1998 £m	1997 £m
Research expenditure	3	2
Operating lease charges – plant and machinery	1	1
– other	1	14
Depreciation charge – owned tangible assets	27	63
– finance leased tangible assets		4

Auditors' remuneration amounted to £641,000 in 1998 (1997 – £1,941,000) including the Company £200,000 (1997 – £275,000). Other professional fees paid to KPMG Audit Plc (and its associates) in the United Kingdom amounted to £3m in 1998 (1997 – £288,000) including the Company £3m (1997 – £229,000). These fees related principally to the demerger of Lonrho Africa and the sale of subsidiaries during the year.

4 Emoluments of Lonrho Plc Directors

	1998 £'000	1997 £'000
Fees	591	383
Executive Directors' salaries, bonuses, expense allowances and benefits in kind	1,368	1,590
Payment in lieu of notice		277
	1,959	2,250

Full details of Directors' remuneration, pensions and benefits in kind are given in the Report of the Remuneration Committee on pages 24 to 29.

5 Staff numbers

The average number of persons employed during the year was as follows:

	1998	1997
South Africa	22,546	21,357
Zimbabwe	5,932	5,971
The Americas	1,605	1,605
Europe	141	153
Discontinued operations	25,158	44,693
	55,382	73,779

The aggregate payroll was as follows:

	1998		1997	
	Continuing operations £m	Discontinued operations £m	Continuing operations £m	Discontinued operations £m
Wages and salaries	116	57	119	148
Social security costs	7	3	8	10
Other pension costs	5	2	6	6
	128	62	133	164
Discontinued operations	62		164	
	190		297	

6 Net interest payable

	1998 £m	1997 Restated £m
Interest payable:		
On loans repayable within five years and overdrafts	44	69
On other loans	7	9
On finance leases		1
Share of interest of associates	4	6
	55	85
Interest receivable	(17)	(28)
	38	57

7 Exceptional items

	1998 Continuing operations £m	1998 Discontinued operations £m	1998 Total £m	1997 Continuing operations £m	1997 Discontinued operations £m	1997 Total £m
Disposal of fixed assets – profit				1	1	2
– loss				(1)		(1)
Profit on disposal of fixed assets					1	1
Sale or termination of operations						
– profit on the sale of Princess Hotels		65	65			
– profit on the sale of Dutton Forshaw		8	8			
– provision for loss on sale of Sunley Turriff		(18)	(18)			
– provision against investment in Hondo		(69)	(69)			
– profit on the sale of Lonrho Sugar					141	141
– provision for loss on sale of Cramlington Textiles					(22)	(22)
– provision against Amantaytau Gold Mine				(15)		(15)
– other profits					12	12
– other losses	(1)	(3)	(4)	(4)	(11)	(15)
(Loss)/profit on sale or termination of operations before taxation	(1)	(17)	(18)	(19)	120	101
Share of exceptional loss of associate	(6)		(6)			
Redundancy and reorganisation costs		(2)	(2)	(2)	(3)	(5)
Net exceptional items before taxation	(7)	(19)	(26)	(21)	118	97
Taxation		(9)	(9)		(3)	(3)
Net exceptional items	(7)	(28)	(35)	(21)	115	94

Exceptional items include a net surplus on consolidation released to the profit and loss account of £56m. A provision of £22m for the loss on sale of Cramlington Textiles was made in the 1997 accounts and following completion of the sale in October 1997, no further provision was necessary in 1998.

The share of exceptional loss of associate is in respect of Ashanti's anticipated closure of Iduapriem mine.

8 Taxation on profit on ordinary activities before exceptional items

	1998 £m	1997 Restated £m
United Kingdom:		
Corporation tax at 31 per cent (1997 – 32 per cent)		7
Relief for overseas tax		(2)
		5
Overseas tax for the year	13	19
Associates	1	
	14	24

The charge for tax has been reduced by £12m (1997 – £18m) in respect of accelerated tax allowances in excess of depreciation and other timing differences.

9 Dividends

	1998 £m	1997 £m
Interim 7.2p (1997 restated – 9.0p) payable on 6 April 1999	11	17
Final of 10.0 p (1997 restated – 12.0p) payable on 6 April 1999	16	24
	27	41

A full charge has been made for the cost of the interim dividend although the amount actually paid will be reduced by £4 m (1997 – £3 m) in respect of shareholder elections to receive shares in lieu of cash dividends.

Companies are obliged to account to the Inland Revenue for Advance Corporation Tax ("ACT") and ACT paid can be set against their corporation tax liability. Companies with substantial overseas operations, whose profits are subject to overseas taxation, can find that their corporation tax liability, after relief for overseas tax, is insufficient to permit the ACT to be set off against it in full. The ACT cannot be reclaimed.

ACT is to be abolished from 6 April 1999 and the set-off of surplus ACT will be restricted by "Shadow ACT" on dividends paid from 6 April 1999. At the year end the Group had surplus ACT of £79m carried forward, available for set-off against future United Kingdom corporation tax liabilities.

10 Earnings per share

Basic earnings per share has been calculated on the profit attributable to shareholders amounting to £74m (1997 – £48m) before exceptional items and £39m (1997 – £142m) after exceptional items using a weighted average of 178,133,954 ordinary shares (1997 restated for the share consolidation – 196,558,442).

No fully diluted earnings per share figure based on share options and the convertible bonds in issue is provided as it is in excess of the basic earnings per share. Additional information on the earnings per share has been provided in note 1 on page 46 in order that the effects of net exceptional items on reported earnings can be appreciated.

11 Tangible assets

Group	Land and buildings £m	Mining assets £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Capital work in progress £m	Total £m
Cost or valuation:						
At 30 September 1997	467	588	149	249	13	1,466
Exchange adjustments	(31)	(149)	(20)	(11)	(2)	(213)
Subsidiaries acquired		147				147
Expenditure		31	1	13	3	48
Disposals	(1)		(1)	(4)		(6)
Subsidiaries disposed	(415)		(121)	(208)	(8)	(752)
Revaluations		3				3
Transfer between accounts		1			(1)	
At 30 September 1998	**20**	**621**	**8**	**39**	**5**	**693**
Depreciation:						
At 30 September 1997	11	94	71	126		302
Exchange adjustments	(1)	(26)	(8)	(7)		(42)
Disposals			(1)			(1)
Subsidiaries disposed	(10)		(61)	(96)		(167)
Revaluations		(1)				(1)
Charge for the year		15	3	9		27
At 30 September 1998		**82**	**4**	**32**		**118**
Net book value:						
At 30 September 1998	**20**	**539**	**4**	**7**	**5**	**575**
At 30 September 1997	456	494	78	123	13	1,164

Cost or valuation of tangible assets includes £31m (1997 – £43m) in respect of capitalised interest.
The net book value of tangible assets includes £Nil (1997 – £11m) in respect of assets held under finance leases.

In accordance with the Group accounting policies no depreciation has been provided on the following assets having a book value of:

	£m
Freehold land	2
Surface mining land	58
Hotel property	18
At 30 September 1998	**78**
At 30 September 1997	375

The above assets not depreciated include assets amounting to £2m (1997 – £355m) which have been revalued within the past three years. The above figure for hotel property includes the related land value.

11 Tangible assets continued

Assets shown below at valuation were valued by independent professional valuers or by the Directors after advice from independent professional advisers in the year shown, on the basis of open market value for existing use.

Group	Land and buildings Freehold £m	Leasehold Long term £m	Leasehold Short term £m	Mining assets £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Up to 1994				67			67
1998				6			6
Valuation				73			73
Cost	19		1	548	8	39	615
	19		1	621	8	39	688
Capital work in progress							5
At 30 September 1998							**693**
Depreciation:							
Valuation				14			14
Cost				68	4	32	104
At 30 September 1998				**82**	**4**	**32**	**118**
Historical cost of revalued assets							
Cost				14			14
Depreciation				5			5
Net historical cost at 30 September 1998				**9**			**9**
Cost	70	12	2	19	2	4	109
Depreciation	1			6	1	1	9
Net historical cost at 30 September 1997	69	12	2	13	1	3	100

The Directors have valued the following asset after taking account of the advice of the independent professional adviser listed below:

Property valued	Independent professional adviser	Qualification
Corsyn Consolidated Mines	Northland Mining Services 1991 Ltd	Chartered Engineers

11 Tangible assets continued

Company	Fixtures, fittings and equipment £m
Cost:	
At 30 September 1997	1
Expenditure	
At 30 September 1998	**1**
Depreciation:	
At 30 September 1997	1
Charge for the year	
At 30 September 1998	**1**
Net book value:	
At 30 September 1998	**–**
At 30 September 1997	–

12 Subsidiaries

Company	Shares £m
Cost:	
At 30 September 1997	433
Further investment in existing subsidiaries	85
Third party disposals	(161)
Intergroup disposals	(32)
Transfer to fixed asset investment	(4)
At 30 September 1998	**321**
Provisions:	
At 30 September 1997	70
Third party disposals	(2)
Provided in the year	1
Transfer to fixed asset investment	(4)
At 30 September 1998	**65**
Net book value:	
At 30 September 1998	**256**
At 30 September 1997	363

13 Associates

Group	Associates at cost £m	Goodwill written off £m	Post-acquisition reserves £m	Loans to associates £m	Total £m
At 30 September 1997	19	(9)	124	4	138
Exchange adjustment	(1)		(7)		(8)
Additions	13				13
Disposals/repayments	(9)		4	(4)	(9)
Undistributed profit			7		7
Dilution of Group's interest in Ashanti			1		1
Underlying goodwill written off in Ashanti			(19)		(19)
Share buyback in Ashanti			(4)		(4)
At 30 September 1998	**22**	**(9)**	**106**		**119**

	1998 £m	1997 £m
The net assets of associates comprise:		
Cost or valuation	22	19
Goodwill written off	(9)	(9)
Post-acquisition reserves	106	124
	119	134

	1998 £m	1997 £m
Net cost of associates shown above:		
Listed on the London and overseas stock exchanges	–	–
Unlisted	13	10
	13	10

The net cost of associates listed on the London and overseas stock exchanges is less than £1m.

	1998 £m	1997 £m
Value at 30 September:		
Listed (market value) – Ashanti	184	231
Unlisted (Directors' valuations)	13	10

The Group's share of turnover, results and net assets of Ashanti can be analysed as follows:

	1998 £m	1997 £m
Share of turnover	112	107
Share of profit after exceptional items before and after taxation	7	10
Share of fixed assets	213	221
Share of current assets	55	55
Share of liabilities due within one year	(38)	(41)
Share of liabilities due after one year	(126)	(108)
Share of net assets	104	127

14 Other investments – fixed assets

Group	Investments £m	Loans £m	Provisions £m	Total £m
At 30 September 1997	74	3		77
Advances		6		6
Provided in the year	(69)			(69)
Disposals	(1)			(1)
Transfers	4	(1)	(4)	(1)
At 30 September 1998	**8**	**8**	**(4)**	**12**

	1998 £m	1997 £m
Net book value of investments shown above:		
Listed on overseas stock exchanges	–	69
Unlisted	4	5
	4	74
Value at 30 September:		
Listed (market value)	–	41
Unlisted (Directors' valuations)	4	6

Company	Investments £m	Loans £m	Provisions £m	Total £m
At 30 September 1997	3	1		4
Transfer from subsidiary	4		(4)	
At 30 September 1998	**7**	**1**	**(4)**	**4**

	1998 £m	1997 £m
Net book value of investments shown above:		
Unlisted	3	3
Value at 30 September:		
Unlisted (Directors' valuations)	3	3

15 Stocks

Group	1998 £m	1997 £m
Raw materials and consumables	9	33
Work in progress		11
Finished goods and goods for resale	27	194
	36	238

Work in progress is stated after the deduction of progress payments amounting to £Nil (1997 – £3m).

16 Debtors

	Group		Company	
	1998 £m	1997 £m	1998 £m	1997 £m
Amounts falling due within one year:				
Trade debtors	43	145		
Amounts owed by subsidiary companies			31	124
Amounts owed by associates		4		
Loans receivable	1	1		
Other debtors	41	68	20	8
Prepayments and accrued income	2	27		
	87	245	51	132
Amounts falling due after more than one year:				
Trade debtors		5		
Amounts owed by subsidiary companies			458	465
Other debtors		5		
Prepayments and accrued income		7		
		17	458	465

17 Investments – current assets

Group	1998 £m	1997 £m
Unlisted	1	1

Current asset investments are stated in the Group balance sheet at the lower of cost and net realisable value.

18 Creditors: Amounts falling due within one year

	Group		Company	
	1998 £m	1997 £m	1998 £m	1997 £m
Bank loans and overdrafts				
– secured		63		
– unsecured	11	151	2	1
Current loan instalments (note 20)	10	61		
Payments received on account	2	20		
Trade creditors	33	149		
Bills of exchange		10		
Amounts due to associates		1		
Amounts due to subsidiary companies			5	374
Corporate tax	31	26		7
Indirect tax and social security liabilities	2	13		
Other creditors	46	74	15	8
Accruals	32	62		
Dividends	24	39	24	39
	191	669	46	429

19 Creditors: Amounts falling due after more than one year

	Group		Company	
	1998 £m	1997 £m	1998 £m	1997 £m
Loans (note 20)	202	237		
Amounts due to subsidiary companies			199	9
Corporate tax	2	2		
Other creditors	1	13		
	205	252	199	9

20 Loans

Group	1998 £m	1997 £m
Long term loans:		
Secured		44
Unsecured	119	114
Short term loans:		
Secured		76
Unsecured	93	64
	212	298
Deduct instalments repayable within one year (note 18)	(10)	(61)
	202	237
Secured loans		113
Finance lease obligations		7
		120
Deduct instalments repayable within one year		(31)
Total secured loans		89
Unsecured bonds:		
Sterling 6% Guaranteed Convertible Bonds due 2004	63	63
Sterling 8% Guaranteed Convertible Bonds due 2006	47	47
	110	110
Other unsecured loans, acceptances and finance facilities	102	68
	212	178
Deduct instalments repayable within one year	(10)	(30)
Total unsecured loans	202	148
	202	237

The unsecured bonds are shown after deducting issue expenses, in accordance with FRS4. The amount to be repaid on the Sterling 6% Guaranteed Convertible Bonds due 2004 is £64.5m and on the 8% Guaranteed Convertible Bonds due 2006 is £48.5m. Details of the conversion terms are set out in note 25.

Forward exchange contracts and currency swap arrangements have been entered into in respect of some of the above loans, the balance being matched against cash and equity investments in related currencies.

Interest on other unsecured loans was paid at the current prevailing market rates in the countries in which the loans were taken out. The rates paid on the majority of loans ranged from 6 per cent to 19 per cent per annum.

20 Loans continued

Loans are repayable over the following periods:

Group	Secured 1998 £m	Secured 1997 £m	Unsecured 1998 £m	Unsecured 1997 £m
Between one and two years		25	25	32
Between two and five years		28	60	2
Over five years:				
– by instalments		36	6	3
– otherwise			111	111
		89	202	148

Included in secured loans is £Nil (1997 – £5m) in respect of finance leases.

Loans repayable by instalments are analysed over the period in which the instalments fall due.

Net borrowings can be analysed by geographical area as follows:

Group	1998 £m	1997 £m
South Africa	59	38
The Americas	(27)	(5)
Zimbabwe	5	11
Europe	(4)	(3)
United Kingdom central finance	71	(45)
	104	(4)
Discontinued operations		263
	104	259

Included in net current assets are short term payables and short term receivables in respect of businesses sold. Had these payables and receivables been settled at 30 September 1998 the net borrowings would have been £133m.

21 Loans from minority shareholder

The loans from a minority shareholder comprising loans from Gazelle Platinum Ltd, a wholly owned subsidiary of Impala Platinum Holdings Ltd, to Western Platinum and Eastern Platinum were repaid on 14 July 1998 (1997 – £7m).

The loans bore interest in 1998 at 19.2 per cent.

22 Provisions for liabilities and charges

Group	Other provisions £m
At 30 September 1997	27
Provision for the loss on sale of Sunley Turriff	15
Rehabilitation provisions	15
Post retirement medical benefits provisions	6
Utilisation of provision for the loss on sale of Cramlington Textiles	(20)
Other amounts utilised	(3)
Other amounts released to the profit and loss account	(1)
At 30 September 1998	**39**

Provision is made for deferred taxation which is anticipated to be payable within the foreseeable future. The actual liability for deferred taxation at 30 September 1998 is £Nil (1997 – £Nil).

The contingent liability to deferred taxation comprises excess taxation allowance over depreciation provisions of £92m (1997 – £127m).

An amount of £79m (1997 – £83m) of advance corporation tax is available for set-off against future United Kingdom corporation tax liabilities.

Company	Other provisions £m
At 30 September 1997	
Provision for the loss on sale of Sunley Turriff	15
Other provisions	2
At 30 September 1998	**17**

23 Contingent liabilities

	Group		Company	
	1998 £m	1997 £m	1998 £m	1997 £m
Third party guarantees	6	11	5	2
Tax not payable within the foreseeable future (note 22)	92	127		
Guarantees for subsidiaries			26	75
	98	138	31	77

There are no material contingent liabilities in respect of litigation.

24 Net non-interest bearing operating assets

An analysis of Group net non-interest bearing operating assets and of associates' net assets by activity and geographical area is given below:

	1998 Group £m	1998 Associates £m	1998 Total £m	1997 Group £m	1997 Associates £m	1997 Total £m
Platinum	324		324	408		408
Coal	192	15	207	61		61
Gold	13	104	117	19	127	146
Other	(1)		(1)	24		24
Central finance	1		1	5		5
Discontinued operations	(15)		(15)	838	11	849
	514	119	633	1,355	138	1,493
Net interest bearing liabilities			(95)			(263)
Proposed dividends and ACT			(24)			(45)
Net total assets			514			1,185
South Africa	520	15	535	470		470
Zimbabwe and Ghana	13	104	117	19	127	146
Europe	(1)		(1)			
The Americas	(4)		(4)	23		23
Central finance	1		1	5		5
Discontinued operations	(15)		(15)	838	11	849
	514	119	633	1,355	138	1,493
Net interest bearing liabilities			(95)			(263)
Proposed dividends and ACT			(24)			(45)
Net total assets			514			1,185

	1998 £m	1997 £m
Net interest bearing liabilities comprise the following:		
Net borrowings (note 20)	104	259
Bills payable		10
Bills receivable		(2)
Loans receivable	(9)	(4)
	95	263

25 Called up share capital and share premium account

		1998 £m	1997 £m
Authorised 300,875,000	Ordinary shares of £1 each	**301**	298
Issued 157,633,448	Ordinary shares of £1 each, fully paid	**158**	198

Issued		Paid up amount £m	Share premium £m
791,419,455	At 30 September 1997	198	320
	Ordinary shares of 25p each allotted/(cancelled)		
	(i) The exercise of options under:		
59,250	The Lonrho Executive Share Option Schemes (at a price of 75.5p per share)		
1,385,830	The Lonrho Savings Related Share Option Scheme (at prices of 60.4p and 117.5p per share)		
4,103,129	(ii) Shares in lieu of cash dividends	1	(1)
(166,733,478)	(iii) Share buyback and cancellation	(41)	
54,166	(iv) Rounding up of shareholdings not divisible by four prior to consolidation		
630,288,352	At 24 April 1998, prior to consolidation of every four shares of 25p each into one share of £1 each	158	319
157,572,088	Issued capital following consolidation	158	319
	Issue of Bonus A shares on demerger of Lonrho Africa (subsequently cancelled)		(130)
	Ordinary shares of £1 each allotted:		
	The exercise of options under:		
10,883	The Lonrho Executive Share Option Schemes (at a price of 241p per share)		
50,477	The Lonrho Savings Related Share Option Schemes (at prices of 192.8p and 199.2p per share)		
157,633,448	**At 30 September 1998**	**158**	**189**

The share buyback on 16 April 1998, the consolidation of the Lonrho Plc share capital on 24 April 1998 and the demerger of Lonrho Africa on 7 May 1998 required adjustments to the conversion prices of the convertible bonds of Lonmin Finance Plc (formerly Lonrho Finance Plc). At 30 September 1998 there were outstanding:

(i) £64.5m 6% Guaranteed Convertible Bonds due 2004. The Bonds are convertible at the option of the holders into 9,969,088 ordinary shares of £1 each of the Company at a conversion price of 647p per share up to and including 20 February 2004;

(ii) £48.5m 8% Guaranteed Convertible Bonds due 2006. The Bonds are convertible at the option of the holders into 7,542,768 ordinary shares of £1 each of the Company at a conversion price of 643p per share up to and including 20 February 2006.

26 Share options

The grant of all options is made by the Remuneration Committee.

To reflect the consolidation of the Company's shares and the demerger of Lonrho Africa, adjustments were made to the number of shares under option and the subscription prices of the options under the Company's share option schemes.

Exercises of options granted under The Lonrho Share Option Scheme 1994 and The Lonrho Overseas and Associate Share Option Scheme 1994 ("The 1994 Executive Shares") are normally subject to attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FT-SE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Extractive Industries Sector of the FT-SE Actuaries Share Indices, for options granted in 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FT-SE Actuaries All-Share Index and Extractive Industries Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 3,018,000 shares of the Company at a subscription price of 250p under The 1994 Executive Schemes and 307,097 shares of the Company at a subscription price of 216p under The Lonrho Savings Related Share Option Scheme 1994.

At 30 September 1998, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m	Normal exercise period
The Executive Schemes			7 year periods expiring on dates between –
The Lonrho Share Option Scheme 1984	313,406 (241p – 842.1p)	2.2	7.3.1999 and 1.7.2003
The Lonrho Overseas and Associate Share Option Scheme	541,560 (241p – 842.1p)	3.8	7.3.1999 and 7.3.2004
The Lonrho Share Option Scheme 1994	720,653 (250p – 490p)	2.9	20.7.2004 and 28.8.2008
The Lonrho Overseas and Associate Share Option Scheme 1994	3,602,313 (250p – 490p)	10.5	20.7.2004 and 28.8.2008
The Savings Related Schemes			6 month periods expiring on dates between –
The Lonrho Savings Related Share Option Scheme	129,701 (192.8p – 375.1p)	0.4	28.2.1999 and 28.2.2001
The Lonrho Savings Related Share Option Scheme 1994	370,686 (216p – 431p)	0.9	29.2.2000 and 30.4.2006
The Lonrho Overseas and Associate Savings Related Share Option Scheme	215,344 (199.2p – 604p)	0.6	25.3.1999 and 25.3.2001
The Lonrho Overseas and Associate Savings Related Share Option Scheme 1994	44,351 (383.1p – 431p)	0.2	25.3.2000 and 25.3.2003
	5,938,014	21.5	

Note: 931 individuals held options under the share option schemes. 277 held options under the savings related schemes and 767 held options under the Executive schemes.

27 Reserves

Group	Revaluation reserve £m	Other reserves £m	Profit and loss account £m
At 30 September 1997	244	5	208
Profit for the financial year			39
Dividends			(27)
Shares issued in lieu of cash dividends			
– prior year			1
– current year			4
Exchange adjustments to net investment in overseas companies	(23)	(51)	(49)
Net surplus on acquisition of interest in subsidiaries		8	
Demerger of Lonrho Africa	(71)	4	(24)
Net goodwill realised on sale of subsidiaries		(56)	
Movement of Group's interest in Duiker Mining		(4)	2
Net goodwill on acquisition of interest in subsidiaries by Ashanti		(19)	
Dilution of Group's interest in Ashanti		1	
Share buyback		41	(196)
Share buyback in Ashanti			(4)
Transfers	(135)	11	124
Other	(2)	3	(4)
At 30 September 1998	**13**	**(57)**	**74**
Associates' reserves included in the above are:			
At 30 September 1997		105	19
Share of profits retained by associates			7
Exchange adjustments to equity investments		(5)	(2)
Dilution of Group's interest in Ashanti		1	
Net goodwill on acquisition of interest in subsidiaries		(19)	
Share buyback in Ashanti			(4)
Transfer		19	(19)
Disposals			4
At 30 September 1998		**101**	**5**
Company			
At 30 September 1997			168
Profit for the financial year			244
Dividends			(27)
Shares issued in lieu of cash dividends			
– prior year			1
– current year			4
Exchange adjustments to equity investments		(1)	
Demerger of Lonrho Africa			(36)
Share buyback		41	(196)
Transfers (*)		130	(130)
Other		2	2
At 30 September 1998		**172**	**30**

(*) Upon the demerger of Lonrho Africa £130m was transferred, for the protection of creditors, from distributable reserves to a special capital reserve which is an undistributable reserve while any liabilities of the Company on the date of the demerger are still outstanding.

No provision has been made for additional United Kingdom and overseas taxes which may arise as a result of further profit distribution by subsidiaries and associates in overseas territories.

27 Reserves continued

Cumulative goodwill written off on acquisition of subsidiaries acquired since 23 December 1989 amounts to £6m (1997 – £26m). Cumulative goodwill written off on subsidiaries acquired prior to 23 December 1989 has not been disclosed as the information cannot be obtained without unreasonable expense and delay.

28 Minority interests

Minority interests includes proposed dividends amounting to £6m (1997 – £3m).

29 Pension costs

The Group operates a variety of pension schemes in the United Kingdom and overseas. The total pension cost for the Group was £7m (1997 – £12m), of which £6m (1997 – £10m) related to overseas schemes.

In the United Kingdom, the schemes are all of a defined benefit nature and the pension costs relating to these schemes have been assessed in accordance with the advice of qualified actuaries based on valuations conducted within the last three years. At the dates of the latest actuarial valuations the market value of United Kingdom scheme assets, in aggregate, was £175m. Assets of the pension schemes were sufficient to cover 110 per cent of the benefits accruing to the members. Employer contribution rates in the United Kingdom schemes vary between 15 and 26 per cent per annum.

The United Kingdom pension charge has been assessed using the methods approved under Statement of Standard Accounting Practice No. 24 with the following principal growth rate assumptions:-

Investment return	9 per cent per annum
Salary inflation	7 per cent–7.5 per cent per annum
Pension increase	3 per cent–5 per cent per annum

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries.

30 Related party transactions

The Lonrho Group's related party transactions are summarised below:

Transactions with associates	1998 £m	1997 £m
Purchase of goods from associates	**0.9**	1.1
Sale of goods to associates	**2.7**	8.2
Rendering of services to associates	**0.2**	1.0
Receiving of services from associates		1.7
Provision of finance to associates	**0.1**	0.4
Repayment of finance by associates		1.4
Value of guarantees/provision of collateral security given to associates		4.3
Receipt of guarantee fees from associates		0.1
Management contracts	**0.5**	0.5
Amounts owed by associates		4.5
Amounts owed to associates		(1.2)
Loans due from associates	**0.1**	4.2

Details of the Group's principal associate is set out on page 72.

30 Related party transactions continued

The Lonrho Group had the following arm's length transactions with its overseas pensions funds	1998 £m	1997 £m
Purchase of assets from overseas pension funds	0.6	
Sale of assets to overseas pension funds		0.3
Rendering of services to overseas pension funds		0.4
Interest paid on loan due to overseas pension fund		0.3
Loan due to overseas pension fund		1.4

In addition to the above, details of other related party transactions are given on pages 30 to 31.

31 Capital commitments

	Group	
	1998 £m	1997 £m
Contracted for but not yet provided	5	9

At 30 September 1998, the Company has no material capital commitments (1997 – £Nil).

32 Operating leases

The annual commitments of the Group under operating leases were as set out below:

	Land and buildings		Other assets	
	1998 £m	1997 £m	1998 £m	1997 £m
Operating leases which expire:				
Within one year		1		
Between one and five years	1	3		1
Over five years	2	6		
	3	10		1

33 Net cash flow from operating activities

	1998 £m	1997 £m
Operating profit from continuing operations before exceptional items	111	67
Exceptional costs	(2)	(7)
Share of profits of associates	(20)	(16)
Depreciation charge	18	20
Decrease/(increase) in stock	2	(2)
(Increase)/decrease in debtors	(6)	30
Increase/(decrease) in creditors	15	(12)
Other items	2	6
Net cash inflow from continuing activities	120	86
Net cash inflow in respect of discontinued activities	26	125
Net cash inflow from operating activities	146	211

34 Capital expenditure and financial investment

	1998 £m	1997 £m
Purchase of tangible fixed assets	48	104
Purchase of vehicles for leasing		24
Purchase of fixed asset investments		14
Sale of tangible fixed assets	(4)	(12)
Sale of fixed asset investments		(3)
Advances of loans receivable	3	
Repayment of loans receivable	(1)	(8)
	46	119

35 Acquisitions and disposals

	1998 £m	1997 £m
Purchase of subsidiaries	136	18
Purchase of minority interest in Scottsdale Princess Partnership	16	
Cash received on sale of subsidiaries	(274)	(537)
Demerger of Lonrho Africa	(13)	
Increase in minority interests in subsidiaries		(2)
Investment in associates		3
	(135)	(518)

36 Reconciliation of net cash flow to movement in net borrowings

	1998 £m	1997 £m
Balance at 1 October	259	810
Decrease/(increase) in cash in the period	49	(74)
Cash inflow/(outflow) from decrease in financing	9	(412)
Loans and finance leases disposed of and acquired with subsidiaries	(192)	(55)
Effect of exchange rate movements	(27)	(25)
Other	6	15
Balance at 30 September	104	259

37 Analysis of net borrowings

	At 1 October 1997 £m	Cash flow £m	Acquisitions £m	Disposals £m	Other non-cash changes £m	Exchange movements £m	At 30 September 1998 £m
Cash at bank and in hand	(260)	119			6	16	(119)
Overdrafts	91	(70)				(14)	7
Loans due after one year	290	42	5	(108)		(17)	212
Loans due within one year	123	(28)		(81)		(10)	4
Finance leases	8			(8)			
Loan from minority shareholders	7	(5)				(2)	
	259	58	5	(197)	6	(27)	104

38 Sale of subsidiaries and demerger of Lonrho Africa

Net assets sold	Cramlington Textiles £m	Dutton Forshaw £m	Lonrho Africa £m	Princess Hotels £m
Tangible fixed assets	14	87	173	302
Associates			3	8
Investments			1	
Stock	9	53	118	3
Debtors	6	32	127	13
Cash at bank		3	11	3
Bank overdraft	(3)	(3)	(84)	
Creditors	(6)	(64)	(119)	(13)
Loans	(7)	(70)	(41)	(79)
	13	38	189	237
Less: minority interests		(2)	(27)	
Group's share of net assets sold	13	36	162	237
The net inflow of cash in respect of the sale of subsidiaries is as follows:				
Net cash consideration	(7)	36		245
Capital injection into Lonrho Africa			(48)	
Expenses paid on demerger of Lonrho Africa			(12)	
Bank overdraft	3	3	84	
Cash at bank		(3)	(11)	(3)
	(4)	36	13	242

The reduction in Group equity of £221m arising on the demerger of Lonrho Africa is made up of the Group's share of net assets of £162m, the capital injection of £48m and expenses of £12m with £1m of ACT to be recovered. The subsidiary undertakings sold during the year contributed £27m to the Group's net operating cash flows, paid £17m in respect of returns on investment and servicing of finance, tax of £5m, £8m in respect of investing activities and dividends of £10m. This net outflow of £13m was made up of a decrease in financing of £16m and a decrease in cash of £29m.

39 Purchase of subsidiaries

On 16 April 1998, the Group acquired Tavistock. The acquisition has been accounted for using acquisition accounting. The fair values attributed to the assets and liabilities on acquisition were as follows:

	Tavistock			
	Book value £m	Revaluations £m	Accounting policy adjustments £m	Fair value £m
Tangible fixed assets	112	37	(2)	**147**
Associates	20		(7)	**13**
Investments	3			**3**
Stocks	9		8	**17**
Debtors	18		(9)	**9**
Creditors	(23)		3	**(20)**
Deferred taxation	(22)		22	
Provisions	(7)		(10)	**(17)**
Loans	(5)			**(5)**
Fair value of net assets acquired	105	37	5	**147**

39 Purchase of subsidiaries continued

The revaluation adjustments to fixed assets include a valuation of mineral rights to tons in situ and revaluations of mining land and the Richard's Bay Coal Terminal to market values.

The accounting policy adjustments mainly comprise adjustments to provisions to provide for rehabilitation provisions and post retirement medical benefits, adjustments to reverse the proportional consolidation of Douglas Tavistock and equity account for it as an associate, and, an adjustment to account for deferred taxation on a UK accounting basis.

The fair value of the consideration given for the Group's acquisition of Tavistock and the surplus on consolidation arising on the acquisition is summarised as follows:

	Tavistock £m
Net cash consideration	(136)
Net assets acquired	147
Minority share of surplus on acquisition	(3)
Surplus on acquisition	8

The net outflow of cash in respect of the purchase of Tavistock is as follows:

	Tavistock £m
Net cash consideration	136

The acquisition of Tavistock during the year contributed £10m to the Group's net operating cash flows, paid £6m in respect of returns on investment and servicing of finance, tax of £2m and £2m in respect of investing activities.

The summarised results of Tavistock for the periods prior to acquisition were as follows:

	1 July 1997 to 31 March 1998 £m	1 July 1996 to 30 June 1997 £m
Turnover	136	123
Operating profit	18	24
Net interest payable	(3)	
Profit before taxation	15	24
Taxation	(5)	(3)
Profit after taxation	10	21

There were no recognised gains and losses other than the profits shown above.

No adjustments have been made to the summarised results of Tavistock for the periods prior to acquisition to reflect either revaluations or differences in accounting policies between Tavistock and Lonrho.

Principal Group companies
Including Associates

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.
Many of the companies shown have subsidiaries in which there are minority interests and some are subsidiaries of companies which have minority interests. The beneficial interest shown below represents the percentage of net assets for the year ended 30 September 1998 attributable to the shareholders of Lonrho Plc after taking account of such minority interests.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Ashanti Goldfields Company Ltd. (associate)‡	Ghana	33	33	Gold mining
Corsyn Consolidated Mines Ltd.†	Zimbabwe	100	100	Gold mining
Duiker Mining Ltd.	South Africa	72	68	Anthracite, coal and gold mining
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Independence Mining (Pvt.) Ltd.	Zimbabwe	100	100	Gold mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining
Other				
F E Wright Group Ltd.†	Great Britain	100	100	Lloyd's insurance brokers
Lonmin Finance Plc†	Great Britain	100	100	Finance
Lonmin Bahamas Hotels Ltd.	Great Britain	100	100	Proprietors of hotels in the Bahamas

Companies incorporated in Great Britain are registered in England and Wales.

† The interests in these companies are owned by Lonrho Plc. The interests in the other companies are owned by subsidiaries.

‡ The year end for Ashanti Goldfields Company Ltd. is 31 December, to bring its reporting date in line with North American mining companies.

Five year financial record

Year ended 30 September

	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m
Turnover – Total (notes 1, 2)	**1,153**	1,997	2,188	2,111	1,964
Turnover – Group (note 2)	**1,004**	1,850	2,028	1,966	1,824
Profit before exceptional items	**110**	99	167	148	105
Profit before taxation	**84**	196	75	158	109
Profit for the year before exceptional items	**74**	48	93	69	48
Cost of dividend (net)	**27**	41	41	41	37
Fixed assets	**706**	1,379	1,729	1,825	1,746
Net current assets	**52**	92	42	142	116
Total assets less current liabilities	**758**	1,471	1,771	1,967	1,862
Equity interests	**377**	975	799	1,080	1,043
Equity interests per share (pence)	**239**	492	408	556	540
Dividends per share (pence)	**17.20**	21.00	21.00	21.00	19.00

Notes:

(1) Turnover includes the Group's share of turnover of associates.

(2) The 1994–1997 figures have been restated to reflect the change in accounting treatment of the Lonrho share of Ashanti royalty charges.

(3) The equity interests per share and dividends per share for 1994–1997 have been restated to reflect the 1 for 4 consolidation of shares in April 1998.

(4) In May 1998 shareholders received shares in Lonrho Africa following its demerger from Lonrho. No adjustment has been made to the previous years' figures to reflect this transaction.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the ninetieth Annual General Meeting of Lonrho Plc (registered number 103002) will be held at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8 on Thursday, 18 March 1999, at 11.00 am, for the following purposes:

Ordinary business:

1 To receive the Report of the Directors and the Accounts for the year ended 30 September 1998.

2 To declare a final dividend for the year ended 30 September 1998.

3 To re-elect Mr S E Jonah as a Director.

4 To re-elect Mr N J Morrell as a Director.

5 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to fix their remuneration.

Special business:

To consider and, if thought fit, to pass the following resolutions:

6 Special Resolution
"THAT the name of the Company be changed to Lonmin Public Limited Company."

7 Special Resolution
"THAT pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985(as amended)) of up to an aggregate of 15,911,946 ordinary shares of £1.00 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from the Daily Official List of London Stock Exchange Limited for the 5 business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this Resolution shall expire on 17 June 2000 or, if earlier, the date of the Annual General Meeting in 2000 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this Resolution prior to the expiry of such authority)."

8 Ordinary Resolution
"THAT the Directors be and are hereby authorised to exercise the power contained in the Articles of Association of the Company so that the ordinary shareholders be permitted to elect to receive ordinary shares of £1.00 each in the capital of the Company in lieu of all or part of any dividend or dividends declared hereafter and before the conclusion of the Annual General Meeting in 2004."

9 Special Resolution
"THAT the powers conferred on the Directors by Article 12(C) of the Company's Articles of Association be renewed and that for this purpose the Section 89 Amount shall be £7,881,672 and the Section 89 Period shall be the period expiring on 26 March 2003."

By Order of the Board
M J PEARCE, *Secretary*
4 Grosvenor Place, London SW1X 7DL

22 January 1999

Notes:

1 Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's Registered Office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the Meeting:

(i) Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DB
England

(ii) Mercantile Registrars Limited
11 Diagonal Street
Johannesburg 2001
South Africa

Postal Address:
PO Box 1053
Johannesburg 2000
South Africa

Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

2 Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 16 March 1999, or, in the event of any adjournment of the above Meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by the Company of the adjourned Meeting.
3 The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the Registered Office of the Company during normal business hours and will be available for inspection at the Annual General Meeting.

Final dividend

4 The Directors have recommended a final dividend for the year ended 30 September 1998 of 10p.

Name change

5 A commentary on the proposed change of name is contained in the Chairman's Statement within the Annual Report and Accounts for the year ended 30 September 1998.

Authority for the Company to purchase its own shares

6 The Directors have been conscious of the present volatility of the financial markets and of the fact that the share price of any company may at times be depressed for reasons entirely unconnected with itself or its performance and consider it desirable that the Company should continue to have authority to make market purchases of its own shares, although no use has been made of such authority to date. The Directors therefore propose **Resolution No 7** which will authorise the Company to make market purchases on the London Stock Exchange of up to 15.91m ordinary shares of £1.00 each (representing 10 per cent of the issued share capital as at 22 January 1999).

The Directors would use this authority only if they considered that it would be in the best interests of the Company and they could foresee a consequent improvement in earnings per share. On 22 January 1999 (the latest practicable date before the printing of this Notice) the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 315p (as compared with the high for 1998 on 25 March of 355.76p, as similarly derived).

Scrip dividends

7 The Directors propose a renewal of their authority to issue shares in lieu of cash dividends. Accordingly **Resolution No 8** will confer authority on the Directors to issue shares in lieu of cash dividends declared before the conclusion of the Annual General Meeting in 2004. The Directors do not presently intend to use this authority, but believe it is desirable to have it available for future use.

Share capital

8 The Directors' authorities to issue shares are contained in the Company's Articles of Association. The Directors propose the renewal of one such authority to permit the issue, for a cash consideration, of the maximum number of shares within the limit laid down by Investment Committees of certain institutional shareholders.

Accordingly **Resolution No 9** will empower the Directors to issue (or agree to issue) up to 7.88m shares for a cash consideration other than by way of rights issue during the period expiring on 26 March 2003. These shares, which will only be issued in accordance with the pre-emption guidelines issued under the aegis of the London Stock Exchange, are equivalent in nominal value to 5 per cent of the issued share capital as at 30 September 1998 and 4.95 per cent of the issued share capital as at 22 January 1999.
9 With the exception of the issue of shares pursuant to the exercise of option and conversion rights, the Directors have no present intention of issuing any of the existing unissued shares and no issue will be made which would effectively alter control of the Company without the prior consent of the Company in general meeting. The Directors consider it desirable to have available the intended authority in order to retain the customary flexibility for future issues should occasion require.

Recommendation

10 The Directors believe that the passing of all the Resolutions will be in the best interests of shareholders as a whole and of the Company **and are unanimous in recommending that shareholders vote in favour of them.** They will be seeking to ensure that all the votes attaching to the shares in which they are interested (totalling some 330,000 shares which represent some 0.2 per cent of the Company's issued share capital) will be cast in favour.

Lonrho Plc corporate information

Secretary and registered office
M J Pearce FCIS
4 Grosvenor Place
London
SW1X 7DL

Registered in England
Number: 103002

Telephone 0171 201 6000
Telefax 0171 201 6100
Email contact@lonrho.co.uk

Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Principal group bankers
Barclays Bank Plc
Lloyds Bank Plc
Standard Chartered Bank

Financial adviser
Deutsche Bank

Stockbrokers
HSBC Securities
SG Securities (London) Ltd

American depositary receipts
ADR enquiries may be addressed to:
The Bank of New York
ADR Shareholder Inquiries Department
PO Box 11258
Church Street Stations
New York
NY 10286-1258
Telephone: 1-888-BNY-ADRS
(Toll free)

Analysis of ordinary shareholdings at 1 January 1999

	Number of holdings	Shares held	% of total shares
United Kingdom Register			
By category of shareholder			
Individuals	26,950	17,110,559	10.8
Banks, nominees and other corporate bodies	5,564	133,357,748	83.8
	32,514	150,468,307	94.6
South African Branch Register			
By category of shareholder			
Individuals	1,447	406,054	0.2
Banks, nominees and other corporate bodies	182	8,242,446	5.2
	1,629	8,648,500	5.4
Both Registers			
By size of holding			
1 – 500	22,467	4,093,249	2.6
501 – 1,000	5,680	4,003,908	2.5
1,001 – 5,000	4,939	9,583,615	6.0
5,001 – 20,000	668	6,214,884	3.9
20,001 – 50,000	157	5,228,173	3.3
50,001 – 100,000	82	6,024,572	3.8
100,001 – 200,000	56	8,100,914	5.1
200,001 – and over	94	115,867,492	72.8
	34,143	159,116,807	100.0



Designed and produced by CGI
Printed by Pillans & Wilson Greenaway



Lonrho Plc
4 Grosvenor Place
London SW1X 7DL